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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                          SCHEIN PHARMACEUTICAL, INC.
                           (NAME OF SUBJECT COMPANY)

                          SCHEIN PHARMACEUTICAL, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   806416103
                         (CUSIP NUMBER OF COMMON STOCK)

                                 MARTIN SPERBER
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                          SCHEIN PHARMACEUTICAL, INC.
                                100 CAMPUS DRIVE
                             FLORHAM PARK, NJ 07932
                                 (973) 593-5500
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                 WITH A COPY TO

                           RICHARD L. GOLDBERG, ESQ.
                               PROSKAUER ROSE LLP
                                 1585 BROADWAY
                            NEW YORK, NEW YORK 10036
                                 (212) 969-3000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1. SUBJECT COMPANY INFORMATION

     The name of the subject company is Schein Pharmaceutical, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 100 Campus Drive, Florham Park, NJ 07932. The telephone number of the principal executive offices of the Company is (973) 593-5500. The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.01 per share, of the Company (the "Shares"). As of May 15, 2000, there were 33,035,784 Shares issued and outstanding, options outstanding to purchase an aggregate of 7,329,324 Shares under the Company's 1993 Stock Option Plan, 1995 Non-Employee Director Stock Option Plan, 1997 Stock Option Plan, and 1999 Stock Option Plan (collectively, the "Option Plans") and warrants outstanding to purchase an aggregate of 150,000 Shares.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

     The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     This statement relates to the tender offer being made by WS Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Watson Pharmaceuticals, Inc., a Nevada corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO"), dated June 6, 2000 and filed with the Securities and Exchange Commission (the "Commission"), to purchase all the outstanding Shares at a price of $19.50 per Share, net to the sellers in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated June 6, 2000 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the "Offer") included in the Schedule TO. A copy of the Offer to Purchase has been filed as Exhibit (a)
(4) hereto and is incorporated herein by reference. Copies of the Offer to Purchase and the Letter of Transmittal are being furnished to the Company's stockholders concurrently with this Schedule 14D-9.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 24, 2000, among Parent, the Purchaser and the Company (the "Merger Agreement"). The Merger Agreement provides, among other things, for the commencement of the Offer by the Purchaser and further provides that, as soon as practicable after consummation of the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement, and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware (the "DGCL"), the Purchaser will be merged with the Company (the "Merger"), with the Company continuing as the surviving corporation and a subsidiary of Parent (the "Surviving Corporation"). At the effective time of the Merger, each outstanding Share not tendered in the Offer (other than Shares owned by the Company as treasury stock or by Parent, the Purchaser or any other direct or indirect wholly owned subsidiary of Parent, or by stockholders, if any, who are entitled to and who properly exercise appraisal rights under Delaware law) will be converted into the Merger Consideration.

     The "Merger Consideration" into which each issued and outstanding Share, other than Dissenting Shares and Ineligible Shares, will be converted is based upon the "Parent Average Stock Price," which is defined as the average of the closing price of a share of Parent common stock on the New York Stock Exchange for the ten consecutive trading days ending on the trading day two trading days prior to the date of the special meeting of stockholders relating to the Merger or, if no special meeting is required under applicable law in order to consummate the Merger, the effective time of the Merger.

     If the Parent Average Stock Price is EQUAL TO OR GREATER THAN $37.82, the Merger Consideration will be that number of shares of common stock, par value $0.0033 per share, of Parent equal to the "Exchange Ratio." "Exchange Ratio" means the quotient (rounded to the nearest hundred thousandth) obtained by dividing $23.00 by the Parent Average Stock Price, provided, however, that:

          - if the Parent Average Stock Price is greater than or equal to $37.82 but less than $44.61, the Exchange Ratio will be 0.51562;

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          - if the Parent Average Stock Price is greater than $54.52 but less than or equal to $62.82, the Exchange Ratio will be 0.42187; and

          - if the Parent Average Stock Price is greater than $62.82, the Exchange Ratio will be the quotient (rounded to the nearest hundred thousandth) obtained by dividing $26.50 by the Parent Average Stock Price.

     If the Parent Average Stock Price is LESS THAN $37.82, the Merger Consideration will be one of the following, as determined by Parent in its sole discretion.

          - the number of shares of Parent common stock equal to the quotient (rounded to the nearest hundred thousandth) obtained by dividing $19.50 by the Parent Average Stock Price;

          - $19.50 in cash; or

          - the aggregate of (x) 0.51562 of a share of Parent common stock and
     (y) a dollar amount in cash equal to $19.50 minus the product of 0.51562 multiplied by the Parent Average Stock Price.

STOCKHOLDERS OF THE COMPANY MAY RECEIVE SUBSTANTIALLY MORE VALUABLE CONSIDERATION FOR THEIR SHARES IN THE MERGER THAN IF THEY TENDER THEIR SHARES IN THE OFFER. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto.

     The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration of the Offer at least 24,500,000 Shares (the "Minimum Condition") and (ii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") or under any applicable non-United States laws regulating competition, antitrust, investment or exchange controls. The Offer also is subject to certain other conditions set forth in Annex A to the Merger Agreement.

     In order to induce Parent and the Purchaser to enter into the Merger Agreement, the following stockholders of the Company (the "Significant Stockholders"), who in the aggregate beneficially own approximately 24,500,000, or 74%, of the outstanding Shares, entered into Stockholder Agreements with Parent and the Purchaser: Marvin H. Schein, four trusts established by Mr. Schein, two trusts established for the benefit of Pamela Schein and her issue and Bayer Corporation.

     As set forth in the Schedule TO, the principal executive offices of the Purchaser are located at 311 Bonnie Circle, Corona, California 92880-2882. All information in this Schedule 14D-9 or incorporated by reference herein concerning the Purchaser or its affiliates, or actions or events in respect of any of them, was provided by the Purchaser or Parent, and the Company assumes no responsibility therefor.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     Certain contracts, agreements, arrangements or understandings between the Company or its affiliates with certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to
Schedule 14f-1 (the "Information Statement") that is attached as Annex B hereto and is incorporated herein by reference. Except as described or referred to herein and in Annex B, to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the Company or its affiliates and
(i) the Company, its executive officers, directors or affiliates; or (ii) Parent or the Purchaser, their respective officers, directors or affiliates.

     In considering the recommendation of the Board of Directors set forth in
Item 4 below, the Company's stockholders should be aware that certain members of the Company's management and certain members of the Company's Board of Directors have interests in the Offer and the Merger, which are described herein and in Annex B hereto and which may present them with certain conflicts of interest. The Board of Directors is aware of these potential conflicts and considered them along with the other factors described in Item 4 below.

     THE MERGER AGREEMENT. A summary of the material provisions of the Merger Agreement is included in "Background of the Offer; The Merger Agreement; Stockholder Agreements" of the Offer to Purchase, which
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is incorporated herein by reference. Such summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. Such summary may not contain all the information that is important to you. Accordingly, you should read the Merger Agreement in its entirety for a more complete description of the material summarized in the Offer to Purchase.

     THE STOCKHOLDER AGREEMENTS. A summary of the material provisions of the Stockholder Agreements is included in the "Background of the Offer; The Merger Agreement; Stockholder Agreements" of the Offer to Purchase, which is incorporated herein by reference. Such summary is qualified in its entirety by reference to the complete text of the Stockholder Agreements, the form of which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference. Such summary may not contain all the information that is important to you. Accordingly, you should read the Stockholder Agreements in their entirety for a more complete description of the material summarized in the Offer to Purchase.

     EFFECTS OF THE OFFER AND THE MERGER UNDER COMPANY STOCK PLANS AND AGREEMENTS BETWEEN THE COMPANY AND ITS EXECUTIVE OFFICERS; CERTAIN OTHER ARRANGEMENTS.

     EMPLOYMENT AGREEMENTS. The Company has entered into employment agreements with each of Martin Sperber, the Company's Chairman of the Board and Chief Executive Officer (the "Sperber Employment Agreement"), Dariush Ashrafi, the Company's President and Chief Operating Officer (the "Ashrafi Employment Agreement"), Paul Feuerman, the Company's Executive Vice President, Corporate Affairs and General Counsel (the "Feuerman Employment Agreement"), Paul Kleutghen, the Company's Senior Vice President, Strategic Development (the "Kleutghen Employment Agreement"), Whitney K. Stearns, Jr., the Company's Senior Vice President and Chief Financial Officer (the "Stearns Employment Agreement"), and Don A. Britt, Sr., the Company's Senior Vice President, Quality (the "Britt Employment Agreement").

     Agreements with Mr. Sperber. The Company entered into an employment agreement with Martin Sperber dated September 30, 1994, as amended as of February 21, 1995, March 6, 1998, November 18, 1999 and December 31, 1999, pursuant to which Mr. Sperber serves as Chairman of the Board and Chief Executive Officer of the Company. Mr. Sperber receives a base salary under this agreement of $700,000 per year and incentive compensation ranging from $250,000 to $500,000 per year, in an amount to be determined by the Compensation Committee. If Mr. Sperber's employment is terminated prior to January 1, 2001, such incentive compensation shall be based on objective criteria established by the Compensation Committee or, if no such criteria are established by the Compensation Committee, $250,000 plus the product of (x) the fraction derived by dividing (i) the sum of the actual cash incentive compensation earned by each of the three most senior executives of the Company other than Mr. Sperber in the year Mr. Sperber's employment is terminated less the sum of the minimum cash incentive compensation contemplated for such executives for such year, by (ii) the sum of the maximum cash incentive compensation contemplated for such executives for such year less the sum of the minimum cash incentive compensation contemplated for such executives for such year and (y) $250,000.

     Under this agreement, the term of Mr. Sperber's employment commenced on January 1, 1994 and terminates on January 1, 2001, unless earlier terminated by the death of Mr. Sperber, by action of the Board of Directors with or without cause, due to the disability of Mr. Sperber or by Mr. Sperber upon 30 days written notice or by Mr. Sperber following a material breach by the Company of his employment or stock option agreement that is not cured within 30 days. If the Company fails to offer Mr. Sperber the opportunity to extend his employment expiration date on or prior to such date, Mr. Sperber is entitled to receive an amount equal to his base salary on the employment expiration date plus $375,000. Mr. Sperber is also entitled to receive a gross-up payment on any payments made to him that are subject to the excise tax imposed by Section 4999 of the Internal Revenue Code. If Mr. Sperber's employment is terminated without cause, in addition to all accrued but unpaid compensation to the date of termination, he is entitled to receive as severance compensation his base salary from the date of termination through January 1, 2001 and an amount equal to the product of (i) a fraction, the numerator of which is the amount of earned incentive compensation for the last full year before termination and the denominator of which is 365 and (ii) the number of days from termination until January 1, 2001. If Mr. Sperber voluntarily terminates his employment prior to January 1,

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2001 (other than for an uncured breach by the Company), in addition to all accrued but unpaid compensation to the date of termination, he is only entitled to such severance pay as is determined by the Compensation Committee. If Mr. Sperber's employment is terminated for any reason other than his death or disability or for cause or by Mr. Sperber pursuant to Section 4.1(c) of his employment agreement, in each case within two years following a change in control or 90 days prior to such change in control, Mr. Sperber shall be entitled to receive a cash lump sum payment within 30 days of the later of such termination date and the change in control date, in an amount equal to twice the sum of his base salary on such termination date plus $375,000, reduced by any amounts paid or payable to Mr. Sperber pursuant to Sections 5.4(b) and (c) of his employment agreement. If Mr. Sperber's employment is terminated pursuant to
Section 4.1 of his employment agreement upon his death, disability, retirement at or after age 65, or by the Company other than for cause, all unvested stock options held by Mr. Sperber on the date of such termination or retirement shall vest immediately and be fully exercisable and all stock options held by Mr. Sperber (including those vesting by reason of the preceding provision), shall remain exercisable (to the extent not exercised) for three years from the date of such termination or retirement. Mr. Sperber is prohibited from competing with the Company during the term of the agreement and until the second anniversary of the date the Company makes its final base salary payment to Mr. Sperber pursuant to the agreement.

     Following termination of Mr. Sperber's employment other than for cause, Mr. Sperber will be entitled during his lifetime and for the life of his spouse to continue to participate in, or receive benefits that, on an after-tax basis, are the same as those under all medical and dental benefit plans, policies and programs in effect at the termination of his employment. In addition, unless Mr. Sperber's employment is terminated for cause, Mr. Sperber will be entitled to a pension, beginning after the termination of his employment and continuing until the later of the death of Mr. Sperber or his spouse, in an amount equal to 45% of the average total cash compensation for the highest three of the last seven years prior to termination, reduced generally by the sum of the amount Mr. Sperber would be entitled to receive under all of the Company's qualified retirement plans (within the meaning of Section 401(a) of the Internal Revenue
Code) and under Social Security if he commenced receiving such benefit payments at age 65.

     Agreements with Mr. Ashrafi. The Company entered into an employment agreement with Dariush Ashrafi dated November 18, 1999, as amended as of December 31, 1999, pursuant to which Mr. Ashrafi serves as President and Chief Operating Officer of the Company. Mr. Ashrafi receives a base salary under this agreement of $550,000 per year, additional compensation of $75,000 per year and an annual bonus calculated according to a formula based upon increases in the Company's earnings per share (as defined in the agreement) for the bonus year. Mr. Ashrafi also received a loan from the Company in the amount of $2,234,375 for the purchase of 250,000 Shares at the closing price of the Shares on the effective date of the agreement. The loan bears interest at the rate payable from time to time by the Company under its principal bank revolving credit facility. Under this agreement, the term of Mr. Ashrafi's employment began on November 18, 1999 and terminates on the fifth anniversary of such date, unless earlier terminated by the Company with or without cause, by Mr. Ashrafi with or without Good Reason (as defined in the employment agreement) or upon the death or disability of Mr. Ashrafi. On each anniversary date of Mr. Ashrafi's employment agreement beginning with the fifth anniversary, the employment term shall be automatically extended for an additional one year period unless earlier terminated under the employment agreement or unless the Company or Mr. Ashrafi has notified the other at least six months prior to the fifth anniversary or any subsequent anniversary date that the employment term shall terminate at the end of the then current term. If the Company elects not to renew the employment agreement at the end of the term, the Company shall pay Mr. Ashrafi (i) for twelve months following the date of termination, an amount equal to the sum of the Reference Salary plus the Reference Bonus (as defined in the employment agreement) and (ii) for six months thereafter, an amount equal to one-half times the sum of the Reference Salary plus the Reference Bonus.

     If Mr. Ashrafi's employment with the Company is terminated due to death or disability, he is entitled to receive his unpaid base salary, and additional compensation through the date of termination, any awarded but unpaid incentive compensation, a pro rata bonus, reimbursement for any unreimbursed business expenses, any amounts or benefits due under any equity or benefit plan, grant or program and continued participation in all welfare plans for one year from the date of termination or such longer period in accordance with Company

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policy. If Mr. Ashrafi's employment is terminated by the Company without cause or by Mr. Ashrafi for Good Reason, Mr. Ashrafi is entitled to receive (A) a severance payment (i) if termination occurs prior to the third anniversary of the date of the agreement, of at least $1.5 million, equal to the product of two times the sum of the Reference Salary and Reference Bonus, (ii) if termination occurs on or after the third anniversary of the date of the agreement, equal to the product of the sum of the Reference Salary plus the Reference Bonus multiplied by a fraction, numerator of which is the remaining number of full months in the employment term and the denominator of which is twelve and (iii) if termination occurs following a change in control, equal to two times the sum of the Reference Salary and Reference Bonus but not less than $1.5 million; (B) continued participation in all welfare plans for the period of severance payments (without regard to any acceleration of such payments or two years if a lump sum payment); (C) immediate full vesting of any outstanding stock options; and (D) payment for up to one year of executive outplacement services. Mr. Ashrafi is also entitled to receive a gross-up payment on any payments made to him that are subject to the excise tax imposed by Section 4999 of the Internal Revenue Code. If Mr. Ashrafi's employment is terminated by the Company for cause or by Mr. Ashrafi without Good Reason, Mr. Ashrafi shall be entitled to receive all amounts or benefits due under any equity plan or program.

     Agreements with Mr. Feuerman. The Company entered into an employment agreement with Paul Feuerman dated as of January 1, 2000, pursuant to which Mr. Feuerman serves as Executive Vice President, Corporate Affairs and General Counsel of the Company. Mr. Feuerman receives a base salary under this agreement of $350,000 per year, an incentive bonus in accordance with the Company's incentive plan or policies and additional compensation payable in four annual installments of $150,000 on December 31, 2000, 2001, 2002 and 2003. Under this agreement, the term of Mr. Feuerman's employment began on January 1, 2000 and terminates 60 days after either Mr. Feuerman or the Company gives written notice that he or it does not wish to continue the employment. If Mr. Feuerman's employment with the Company is terminated for any reason, he is entitled to receive his base salary through the date of termination, any incentive compensation previously awarded but not yet paid, unreimbursed business expenses and any amounts due under benefit plans, as well as one year of outplacement services. In addition, upon termination of Mr. Feuerman's employment by the Company for any reason other than for Cause (as defined in the agreement), Disability (as defined in the agreement) or death, or by Mr. Feuerman for Good Reason (as defined in the agreement), he is entitled to receive, as a lump sum, an amount equal to one times (three times, in the event of such a termination within two years after or 90 days prior to a Change of Control (as defined in the agreement)) the sum of (a) his then current base salary, (b) his Target Bonus (as defined in the agreement) and (c) any additional compensation with respect to the year of termination. Mr. Feuerman is also entitled to receive a gross-up payment on any payments made to him that are subject to the excise tax imposed by Section 4999 of the Internal Revenue Code. Further, if Mr. Feuerman is terminated other than for Cause, Disability or death, or if he voluntarily terminates his employment for Good Reason, he is entitled to any unpaid additional compensation and to participate in the Company's welfare plans for one year (three years, if such termination occurs within two years after or 90 days prior to a Change of Control) following termination or until his earlier commencement of other full-time employment providing comparable welfare benefits.

     Agreements with Mr. Kleutghen. The Company entered into an employment agreement with Paul Kleutghen dated as of January 1, 2000, pursuant to which Mr. Kleutghen serves as Senor Vice President, Strategic Development of the Company. Mr. Kleutghen receives a base salary under this agreement of $265,000 per year, an incentive bonus in accordance with the Company's incentive plan or policies and additional compensation payable in four annual installments of $150,000 on December 31, 2000, 2001, 2002 and 2003. Under this agreement, the term of Mr. Kleutghen's employment began on January 1, 2000 and terminates 60 days after either Mr. Kleutghen or the Company gives written notice that he or it does not wish to continue the employment. If Mr. Kleutghen's employment with the Company is terminated for any reason, he is entitled to receive his base salary through the date of termination, any incentive compensation previously awarded but not yet paid, unreimbursed business expenses and any amounts due under benefit plans, as well as one year of outplacement services. In addition, upon termination of Mr. Kleutghen's employment by the Company for any reason other than for Cause (as defined in the agreement), Disability (as defined in the agreement) or death, or by Mr. Kleutghen for Good Reason (as defined in the agreement), he is entitled to receive, as a lump sum, an amount equal to one times (two times, in the event of such a termination within
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two years after or 90 days prior to a Change of Control (as defined in the agreement)) the sum of (a) his then current base salary, (b) his Target Bonus (as defined in the agreement) and (c) any additional compensation with respect to the year of termination. Mr. Kleutghen is also entitled to receive a gross-up payment on any payments made to him that are subject to the excise tax imposed by Section 4999 of the Internal Revenue Code. Further, if Mr. Kleutghen is terminated other than for Cause, Disability or death, or if he voluntarily terminates his employment for Good Reason, he is entitled to any unpaid additional compensation and to participate in the Company's welfare plans for one year (two years if such termination occurs within two years after or 90 days prior to a Change of Control) following termination or until his earlier commencement of other full-time employment providing comparable welfare benefits.

     Agreements with Mr. Stearns. The Company entered into an agreement with Whitney K. Stearns, Jr. dated as of January 1, 2000, pursuant to which Mr. Stearns serves as Senior Vice President and Chief Financial Officer of the Company. Mr. Stearns receives a base salary under this agreement of $250,000 per year, an incentive bonus in accordance with the Company's incentive plan or policies and additional compensation payable in four annual installments of $100,000 on December 31, 2000, 2001, 2002 and 2003. Under this agreement, the term of Mr. Stearns' employment began on January 1, 2000 and terminates 60 days after either Mr. Stearns or the Company gives written notice that he or it does not wish to continue the employment. If Mr. Stearns' employment with the Company is terminated for any reason, he is entitled to receive his accrued but unpaid base salary, any incentive compensation previously awarded but not yet paid, unreimbursed business expenses and any amounts due under benefit plans, as well as one year of outplacement services. In addition, upon termination of Mr. Stearns' employment by the Company for any reason other than for Cause (as defined in the agreement), Disability (as defined in the agreement) or death, or by Mr. Stearns for Good Reason (as defined in the agreement), he is entitled to receive, as a lump sum, an amount equal to one times (two times, in the event of such a termination within two years after or 90 days prior to a Change of Control (as defined in the agreement)) the sum of (a) his then-current base salary, (b) his Target Bonus (as defined in the agreement) and (c) in the event of such a termination within two years after or 90 days prior to a Change of Control, any additional compensation payable with respect to the year of termination. Mr. Stearns is also entitled to receive a gross-up payment on any payments made to him that are subject to the excise tax imposed by Section 4999 of the Internal Revenue Code. Further, if Mr. Stearns is terminated other than for Cause, Disability or death, or if he voluntarily terminates his employment for Good Reason, he is entitled to any unpaid additional compensation and to participate in the Company's welfare plans for one year (two years, if such termination occurs within two years or 90 days prior to a Change of Control) following termination or until his earlier commencement of other full-time employment providing comparable welfare benefits.

     Agreements with Mr. Britt. The Company entered into a term sheet outlining an employment agreement with Donald A. Britt, Sr., on December 1, 1999, pursuant to which Mr. Britt serves as Senior Vice President of Quality. Mr. Britt receives a base salary under this term sheet of $350,000 per year, an incentive bonus calculated as a percentage of his base salary based on both the performance of the Company and the completion of certain agreed upon goals and additional compensation of $300,000 payable in three installments of $104,000, $100,000 and $96,000 payable during the first week of his employment, on the first anniversary of his employment and on the second anniversary of his employment, respectively. Under the term sheet, if Mr. Britt's employment were terminated by the Company without Cause (as defined in the term sheet) or if Mr. Britt terminated his employment due to a reduction in salary or job status, he would receive a two year severance benefit including base salary, target bonus and immediate vesting of all unvested stock options. Following a change in control, if Mr. Britt is terminated or chooses not to remain with the Company, he would receive a payment equal to two years base salary and target bonus and all options would vest immediately. In addition, if Mr. Britt's employment terminates for any reason other than for Cause (as defined in the term sheet) prior to the second anniversary of his employment, he will receive any unpaid installments of the $300,000 additional compensation payment described above.

     STOCK OPTION PLANS; STOCK PURCHASE PLAN. The Merger Agreement provides that, at the effective time of the Merger (the "Effective Time"), each outstanding option to purchase Shares issued under the Company's 1999 Stock Option Plan and 1995 Non Employee Director Stock Option Plan will be converted into and become rights to receive Merger Consideration in lieu of each Share previously issuable under the option, in

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accordance with the terms of the stock option plan under which the option was granted. With respect to each such option (an "Assumed Option"), Parent will assume the obligation to deliver to each holder of such an option (an "Optionholder") the amount of Merger Consideration payable upon the exercise of the Assumed Option. From and after the Effective Time (i) each Assumed Option may be exercised solely for Merger Consideration and (ii) any restriction on the exercise of any such Assumed Option will continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Assumed Option will otherwise remain unchanged; provided, however that each Assumed Option will, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, stock dividend, reverse stock split, reclassification, recapitalization or other similar transaction subsequent to the Effective Time. Within a reasonable time after the Effective Time, Parent will issue to each Optionholder a document describing the terms applicable to such Assumed Options.

     The Merger Agreement also provides that, at the Effective Time, all outstanding unexercised options granted pursuant to the Company's 1993 Stock Option Plan and the Company's 1997 Stock Option Plan ("Terminating Options") shall be terminated effective as of the Effective Time in accordance with the terms of each such plan, respectively, and the Company shall deliver a notice of termination to each holder of a Terminating Option at least 20 days prior to the Effective Time; provided that, during the period from the date on which such notice of termination is delivered to the Effective Time, each holder of a Terminating Option shall have the right to exercise in full all of his or her Terminating Options that are then outstanding (whether vested or unvested and without regard to limitations on exercise otherwise contained in the agreement evidencing the Terminating Option), but contingent on occurrence of the Merger, and provided that, if the Merger does not take place within 180 days after giving such notice for any reason whatsoever, the notice and exercise shall be null and void.

     Prior to the Effective Time, the Company shall take all actions as are necessary to terminate the Company's stock purchase plan and to cause the exercise date applicable to then current offering period to be the last trading day on which the Shares are traded on the New York Stock Exchange immediately prior to the Effective Time; provided that, such termination and change in the exercise date shall be conditioned upon the consummation of the Merger. On such exercise date, the Company shall apply the funds credited as of such date under the stock purchase plan within each participant's payroll withholdings account to the purchase of whole Shares in accordance with the terms of the stock purchase plan.

     INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE. The Merger Agreement requires that, from and after the Effective Time, the Surviving Corporation, to the fullest extent permitted under applicable law, will indemnify and hold harmless each present and former director and officer of the Company (collectively the "Indemnified Parties") against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to actions taken or omitted to be taken by such Indemnified Parties in their capacity as a director, officer, employee or agent of the Company or any of its subsidiaries or, while serving at the request of the Company, in their capacity as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise at or prior to the Effective Time (including, without limitation, the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement). Subject to the rights afforded and the limitations applicable to the Surviving Corporation (and any of its successors or assigns) under the foregoing indemnification provision: (i) Parent has absolutely, unconditionally and irrevocably guaranteed the prompt payment and performance, in each case when due, by the Surviving Corporation (and of its successors and assigns) of it obligations (monetary and non-monetary) under the foregoing indemnification provision; and (ii) Parent has agreed that the guarantee is continuing in nature and will survive and continue in full force notwithstanding the dissolution or liquidation of, or the insolvency or bankruptcy of, merger or any other corporate change or other occurrence whatsoever affecting the obligations and liabilities of the Surviving Corporation.

     The Merger Agreement also requires that the Surviving Corporation cause to be maintained for a period of not less than six years from the Effective Time the Company's current directors' and officers' insurance and indemnification policy to the extent that it provides coverage for events occurring at or prior to the Effective

Time for all persons who are directors and officers of the Company on the date of the Merger Agreement, so long as the annual premium therefore would not be in excess of 150% of the annual premiums paid as of the date of the Merger Agreement (such 150% amount, the "Maximum Premium"). If the existing insurance expires, is terminated or canceled during such six-year period, the Surviving Company will use all reasonable efforts to cause to be obtained as much insurance as can be obtained for the remainder of such period for an annualized premium not in excess of the Maximum Premium, on terms and conditions no less advantageous than the existing insurance.

     If the Surviving Corporation or any of its successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or the surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume all of its indemnification and insurance obligations.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     (a) Recommendation of the Board of Directors. At a meeting of the Board of Directors held on May 23, 2000, the Board of Directors, based upon and subject to the terms and conditions set forth in the Merger Agreement, by unanimous vote, approved and found advisable the Merger Agreement, the Offer and the Merger, determined that the Offer and the Merger are fair to and in the best interests of the stockholders of the Company and recommended that the stockholders of the Company accept the Offer and tender their Shares and/or vote to adopt the Merger Agreement. STOCKHOLDERS OF THE COMPANY MAY RECEIVE SUBSTANTIALLY MORE VALUABLE CONSIDERATION FOR THEIR SHARES IN THE MERGER THAN IF THEY TENDER THEIR SHARES IN THE OFFER.

     A letter to the Company's stockholders communicating the Board of Directors' recommendation and a joint press release announcing the Offer, the Merger and the Merger Agreement are filed herewith as Exhibits (a)(1) and
(a)(3), respectively, and are incorporated herein by reference.

     (b) Background; Reasons for the Board of Directors' Recommendation.

     Background.

     During the course of the Board of Directors fiscal 1999 strategic review of the Company's operating and financial performance and future prospects, the Board of Directors discussed with management possible courses of action for the Company to achieve growth in revenues and profitability and to maximize stockholder value. During the first half of 1999, the Company had preliminary discussions with other companies regarding possible business combinations with or acquisitions by the Company.

     In July 1999, the Company engaged Evercore Healthcare Capital LLC ("Evercore") as a financial advisor to assist in the analysis, consideration and execution of various financial and strategic alternatives for the Company as a whole, and its branded and generic businesses independently. Evercore assisted the Company in its evaluation of several potential acquisitions or business combinations, including exploring potential sources of financing for the acquisitions. None of these were consummated, having been terminated or abandoned at different stages of consideration.

     In September 1999, the Company was contacted by a major pharmaceutical company inquiring whether the Company would consider selling its injectable iron branded business. Following a November 18, 1999, Board of Directors meeting at which the Board of Directors discussed, among other things, strategic alternatives for the Company, the Company began providing information concerning its injectable iron branded business to several major pharmaceutical companies pursuant to confidentiality agreements. In late December 1999 and mid-January 2000, two of these companies expressed preliminary interest in acquiring the Company's injectable iron branded business.

     In early December 1999, members of the Company's senior management met with representatives of the Marvin Schein/Irving Shafran group, a group of stockholders who together control approximately 50% of the

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

outstanding Shares. These representatives communicated their desire to see the Company sold to a third party, and expressed interest in a cash transaction.

     In mid-January 2000, the Company retained CIBC World Markets Corp. ("CIBC World Markets"), together with Evercore, to assist the Company in evaluating, structuring and negotiating a potential disposition, business combination or similar transaction involving the Company or its branded or generic businesses. At a meeting held on January 18, 2000, the Board of Directors reviewed with CIBC World Markets and Evercore a process for exploring strategic alternatives to enhance stockholder value. At that meeting, the Board of Directors was advised that Bayer Corporation, which controls approximately 24.6% of the outstanding Shares, had indicated a willingness to sell its interest in the Company at an appropriate price.

     As part of the process for exploring strategic alternatives, in January and February 2000, the Company entered into confidentiality agreements with 16 potential buyers (including Parent and the two companies which had expressed preliminary interest in acquiring the Company's injectable iron branded business), and provided access to due diligence materials to 12 parties who continued to be interested. The confidentiality agreements signed by these parties contained customary "standstill" provisions prohibiting these parties from acquiring securities of the Company, engaging in a proxy contest with respect to representation on the Board of Directors and taking similar actions without the prior consent of the Company. During late February and continuing through early March 2000, the Company's management gave business due diligence presentations, and made additional due diligence materials available, to the 12 interested parties. At various Board of Directors meetings from January through March 2000, the Company's management and financial advisors apprised the Board of the status of the strategic exploration process.

     On March 9, 2000, each of the 12 interested parties was requested to submit by March 20, 2000 an indication of interest in acquiring the Company or its businesses. These companies were also provided with a form of merger agreement prepared by the Company's legal counsel and advised that the Company would evaluate any competing proposals received from the interested parties on the basis of not only purchase price but also on the possible effect that revisions to the form of merger agreement proposed by each interested party would have on the timing and likelihood of completing a transaction.

     Between March 10 and March 21, 2000, the Company received indications of interest from eight potential buyers (including from Parent) with respect to acquiring the entire Company or one of the Company's businesses.

     On March 25, 2000, the Board of Directors met with the Company's management and financial advisors to review the indications of interest received and to discuss negotiation strategies and possible transaction structures and timing.

     Thereafter, interested parties were requested to submit final proposals for a possible transaction with the Company by April 10, 2000. From late March through early April 2000, the Company provided additional due diligence materials to, and had ongoing discussions with, these interested parties, including Parent.

     Between April 6 and April 13, 2000, the Company received proposals from five bidders, four of which were interested in acquiring the entire Company. Of these four bidders, two were proposing cash tender offers followed by a second-step cash merger, the third was proposing a long-form cash merger and the fourth bidder was proposing a stock-for-stock merger. The proposals included a revised proposal from Parent to acquire all outstanding Shares at $21.50 per Share in a cash tender offer followed by a second-step cash merger at $21.50 per Share and provided for the extension of a $20 million interim credit facility, subject to certain conditions. The proposals also included a proposal from another bidder for a long-form cash merger at $20.50 per Share in a highly leveraged transaction subject to financing, a proposal from another bidder to acquire all outstanding Shares at $22.00 in a cash tender offer followed by a second-step cash merger at $22.00 per Share (the "Other Cash Tender Bidder") and a proposal from another bidder (the "Other Bidder") for a stock for stock merger at $25.00 per Share in the Other Bidder's stock, subject to a collar, provided the merger would be accounted for as a pooling of interests. The collar in the Other Bidder's proposal had the effect of protecting the Other Bidder and the Company's stockholders (within certain limits) from market risks associated with a change in the price of the Other Bidder's stock during the period between the signing of a definitive merger agreement and the completion of the merger.

     On April 14, 2000, the Board of Directors again met with the Company's management and financial advisors to review the acquisition proposals received and to discuss negotiation strategies and transaction structures and timing. Of these five proposals, the Board of Directors, based on an analysis of a number of factors, including the proposed amount and form (e.g., cash, stock, etc.) of purchase price being offered, the likelihood that the proposed transaction would actually be completed, and the speed at which a proposed transaction would be completed, considered most favorably the proposals made by Parent and the Other Cash Tender Bidder. At that point, the Company focused its attention on the proposals made by Parent and the Other Cash Tender Bidder.

     During the week of April 17, 2000, the Company sent revised forms of a merger agreement to Parent and the Other Cash Tender Bidder, reflecting the Company's response to their comments on the form of merger agreement previously sent to them. The Company's response included a request that bidders provide a $40 million interim credit facility to the Company.

     On April 24, 2000, the Marvin Schein/Irving Shafran group commenced an action against the Company and certain of its directors seeking, among other things, to gain a number of seats on the Company's Board of Directors. The action was settled on May 2, 2000 with, among other things, Messrs. Schein and Shafran being elected to the Board of Directors.

     In early May 2000, the Other Cash Tender Bidder indicated that it was no longer interested in pursuing an acquisition. The Company continued making due diligence materials available to Parent and the Other Bidder, and the Company, through its senior management and legal and financial advisors, commenced negotiation of definitive acquisition agreements with Parent and the Other Bidder, which negotiations continued through the first three weeks of May 2000.

     On May 5, 2000, at the request of the Other Bidder and in order to induce the Other Bidder to continue negotiations with the Company, the Company agreed with the Other Bidder not to enter into a definitive agreement with another party before the close of business on May 12, 2000, although the Company was not prohibited from continuing negotiations with other parties. During the week of May 8, 2000, the Company sent a revised form of merger agreement to the Other Bidder, reflecting the Company's response to the Other Bidder's comments on the form of merger agreement previously sent to it.

     On May 10, 2000, the Company's management and legal and financial advisors met with Parent's management and legal and financial advisors to discuss open due diligence items and the proposed transaction and to negotiate the terms of a merger agreement. During the course of such negotiations, the Company indicated to Parent that Parent's proposal included several conditions to the completion of the transaction which did not offer the Company enough certainty that the transaction would close. At the conclusion of the meeting, Parent advised the Company that it would provide the Company with a revised proposal.

     In a letter dated May 11, 2000, Parent revised its bid to $17.00 per Share in a cash tender offer followed by a second step cash merger at $17.00 per Share, subject to, among other things, completion of Parent's due diligence with regard to certain contingencies. Parent also provided the Company with a revised form of merger agreement that attempted to address some of the concerns expressed by the Company relating to the conditions to the completion of the acquisition set forth in Parent's prior proposal.

     On May 11 and 12, 2000, the Company's management and legal and financial advisors met with the Other Bidder's management and legal and financial advisors to discuss open due diligence items and the proposed transaction and to negotiate the terms of a merger agreement. The Other Bidder revised its bid to $18.00 to $20.00 per Share in its stock, subject to a collar, if the acquisition were accounted for as a purchase, and $25.00 per Share in its stock, subject to a collar, if accounted for as a pooling transaction. On May 12, 2000, the Other Bidder further revised its bid to $21.00 per Share in its stock, subject to a collar, in a purchase transaction and $24.00 per Share in its stock, subject to a collar, in a pooling transaction. Both the May 11 and May 12 proposals permitted the Company to terminate the merger agreement if the value per Share fell below a certain level, unless the Other Bidder increased the value per Share to that level. The May 12 proposal eliminated the potential increase in the value per Share to be received by the Company's stockholders if the price of the Other Bidder's stock increased above the collar.

     On May 13, 2000, legal counsel for the Company met with legal counsel for the Other Bidder to continue negotiation of the terms of a merger agreement.

     On May 15, 2000, Parent revised its bid to $19.00 per Share in a cash tender offer followed by a second-step cash merger at $19.00 per Share and eliminated many of the conditions to its bid. After Parent submitted its revised bid, the Board of Directors viewed the proposal as providing certain advantages over that of the Other Bidder. These advantages included the cash tender offer element of the proposal, which would enable the Company's stockholders who desired to do so to receive cash for their Shares in a relatively shorter period of time as compared with the longer period of time associated with the merger structure contemplated by the Other Bidder's proposal. Notwithstanding these advantages, however, the Board of Directors concluded that the purchase price proposed by Parent was not acceptable.

     On May 19, 2000, Parent further revised its bid to $19.00 per Share in a cash tender offer for all Shares, and $23.00 per Share in Parent stock. The revised proposal was structured such that if less than 80% of the outstanding capital stock of the Company (assuming that stock options and warrants were exercised on a "net exercise" basis) was tendered for cash, the value of the Parent stock in the second-step merger would be reduced below $23.00 per Share. The revised proposal also contemplated that (i) there would be a collar on Parent's stock price (similar to the collar that was ultimately included in the final merger agreement), (ii) in the second-step merger, Parent would provide the Company's stockholders with consideration having a value of at least $19.00 per Share, and (iii) promptly after the signing of a definitive merger agreement, Parent would, as requested by the Company, increase to $40 million the amount of the credit facility Parent had previously offered to provide to the Company to assist it in meeting its immediate working capital needs.

     During the period beginning on May 17 and continuing through May 24, 2000, representatives of the Company and representatives of Parent, together with their respective financial advisors and legal counsel, held extensive negotiations regarding the purchase price of the proposed transaction as well as the terms and conditions of the merger agreement. In addition, during this period, Parent's legal counsel, the Company's legal counsel and legal counsel for the Significant Stockholders held extensive negotiations regarding the stockholder agreements that Parent was requiring be signed by such Significant Stockholders. During the period beginning May 17 and continuing through May 22, 2000, similar negotiations regarding purchase price, terms and conditions of the merger agreement and stockholder agreements continued between the Company and the Other Bidder.

     On May 21, 2000, the Other Bidder revised its bid to $24.00 per Share in its stock, regardless of the accounting treatment of the transaction. On May 22, 2000, the Other Bidder advised the Company that it was withdrawing from negotiations unless the Company agreed to negotiate exclusively with it. The Board of Directors determined that it could not do so, and advised the Other Bidder of its determination. After May 22, 2000, the Company had no further discussions with the Other Bidder regarding the Other Bidder's proposal.

     At a Board of Directors meeting on May 22, 2000, director representatives of holders of approximately 74% of the outstanding Shares indicated such holders preference, as stockholders, for Parent's cash transaction and their disfavor of the proposal from the Other Bidder because Parent's proposal (i) included a substantial cash component as compared with the all-stock transaction proposed by the Other Bidder and (ii) contemplated a tender offer, which was likely to be completed much more quickly than the stock-for-stock merger proposed by the Other Bidder.

     On May 22, 2000, the Company informed Parent that the Board of Directors did not approve the amount and structure of the price previously proposed by Parent. Throughout the day and evening on May 22, numerous discussions between Parent and the Company and their respective financial advisors relating to the amount and structure of the proposed price being offered by Parent occurred. On May 23, 2000, Parent again revised its bid to $19.50 per Share in a cash tender offer for all Shares and $23.00 per Share in Parent stock in a second-step merger. The second-step of the revised proposal was different than the second-step in Parent's previous proposal because the revised proposal was structured such that even if less than 80% of the outstanding capital stock of the Company (assuming that stock options and warrants were exercised on a "net exercise" basis) was tendered for cash, the value of the Parent stock in the second-step merger would remain at $23.00 per Share, subject to a collar on Parent's stock price.

     The Company's Board of Directors held six meetings from May 21 through May 23, 2000 to discuss the Parent's and the Other Bidder's proposals. At these meetings, the Board of Directors considered not only the purchase price offered by Parent and the Other Bidder, but also the timing of each of the proposed transactions, the likelihood that each of the proposed transactions would close, and the terms and conditions of each of the proposed forms of merger agreement.

     At a meeting of the Board of Directors held on May 23, 2000, the Board of Directors reviewed Parent's revised proposal, including the latest draft form of merger agreement negotiated with Parent. At this meeting, CIBC World Markets reviewed with the Board of Directors, among other things, the history and status of negotiations, the financial terms of the proposed merger agreement, historical market prices of Parent's common stock, including its public float and trading activity, and a financial analysis of the consideration to be paid by Parent in the proposed transaction. Following this review, the Company's legal counsel reviewed the terms and conditions of the proposed merger agreement, including the termination provisions as modified through negotiations and the provision of the $40 million line of credit. The Board also was advised that Parent had entered into a commitment letter with Societe Generale to provide funds for the acquisition, and that the Significant Stockholders intended to enter into the Stockholder Agreements. CIBC World Markets then delivered to the Board of Directors its oral opinion (which opinion was subsequently confirmed by delivery of a written opinion dated May 24, 2000, the date of execution of the Merger Agreement) to the effect that, as of the date of the opinion and based upon and subject to certain matters described therein, the consideration to be received in the Offer and the Merger, taken together, was fair, from a financial point of view, to the holders of Shares (other than Parent, the Significant Stockholders and their respective affiliates, as to whom CIBC World Markets expressed no opinion). After full discussion, the Board, among other things, unanimously authorized its officers to execute the Merger Agreement on behalf of the Company substantially in the form presented to the Board of Directors and recommended that the stockholders tender their Shares in the Offer and/or vote to adopt the Merger Agreement.

     On the evening of May 24, 2000, the Company, Parent and the Purchaser executed the Merger Agreement and the Significant Stockholders entered into the Stockholder Agreements with Parent. The parties issued a joint press release announcing the transaction before the opening of trading on the New York Stock Exchange on May 25, 2000.

     On June 6, 2000, the Purchaser commenced the Offer.

     Reasons for the Board of Directors' Recommendation. In approving the Merger, the Offer and the Merger Agreement and recommending that all stockholders tender their Shares and/or vote to adopt the Merger Agreement, the Board of Directors considered a number of factors, including:

          1. The financial condition, results of operations and cash flows of the Company.

          2. The possible alternatives to the Offer and the Merger, including, without limitation, continuing to operate the Company as an independent entity and the risks associated therewith.

          3. The fact that the Company had undergone a lengthy process of soliciting potential acquirors.

          4. The financial and other terms and conditions of the Offer, the Merger and the Merger Agreement.

          5. The historical market price of, and recent trading activity in, the Shares, and particularly the fact that the $19.50 per Share cash price to be received by the Company's stockholders in the Offer and the $23.00 per Share in Parent common stock (subject to adjustment) to be received by the Company's stockholders in the Merger represent premiums of approximately 13.9% and 34.3%, respectively, to the closing price of $17.125 per Share on the New York Stock Exchange on May 23, 2000, the last trading day prior to the Board of Directors' approval of the Merger, the Offer and the Merger Agreement, and premiums of approximately 79.3% and 116.1%, respectively, to the closing price of $10.875 per Share on the New York Stock Exchange on January 24, 2000, the last trading day prior to the Company's public announcement that it had retained CIBC World Markets and Evercore to assist the Company in exploring strategic alternatives.

          6. The opinion to the Board of Directors of CIBC World Markets as to the fairness, from a financial point of view, and as of the date of the opinion, of the consideration to be received in the Offer and the Merger, taken together, by the holders of Shares (other than Parent, the Significant Stockholders and their respective affiliates, as to whom CIBC World Markets expressed no opinion). The full text of the written opinion of CIBC World Markets, dated May 24, 2000, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Annex A and is incorporated herein by reference. THE OPINION OF CIBC WORLD MARKETS ADDRESSED TO THE BOARD OF DIRECTORS RELATES ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE CONSIDERATION TO BE RECEIVED IN THE OFFER AND THE MERGER, TAKEN TOGETHER, BY THE HOLDERS OF SHARES (OTHER THAN PARENT, THE SIGNIFICANT STOCKHOLDERS AND THEIR RESPECTIVE AFFILIATES), AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER OR NOT SUCH STOCKHOLDER SHOULD TENDER SHARES IN THE OFFER OR AS TO ANY OTHER MATTERS RELATING TO THE OFFER OR THE MERGER. HOLDERS OF SHARES ARE URGED TO READ SUCH OPINION CAREFULLY IN ITS ENTIRETY.

          7. The fact that the Merger Agreement provides for a prompt cash tender offer for all Shares to be followed by the Merger for the Merger Consideration per Share, thereby enabling all of the Company's stockholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their Shares, and permits stockholders to determine whether to tender their Shares for cash in the Offer or to exchange their Shares for the Merger Consideration in the Merger.

          8. The fact that holders of approximately 24,500,000, or 74%, of the Company's outstanding Shares indicated their preference for a cash transaction and their disfavor of a merger transaction providing for a share for share exchange, based on market considerations and the additional risk to which such stockholders would be subjected as a result of the longer period required to effect a sale on those terms.

          9. The fact that the Merger Agreement, which prohibits the Company, its subsidiaries and their respective employees, agents and representatives from, directly or indirectly, initiating or soliciting any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, tender offer, consolidation or similar transaction involving, or any purchase of assets (other than inventory in the ordinary course of business) or outstanding shares of capital stock of, the Company or any of its subsidiaries (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal"), permits the Company to furnish information to a person who has executed a confidentiality agreement and to engage in negotiations or discussions with any person who has made an unsolicited bona fide written Superior Proposal (as defined in the Merger Agreement) if the Board of Directors determines in good faith, after consultation with the Company's legal counsel, that such action is necessary in order for the Board of Directors to comply with their fiduciary duties under applicable law, although the Company may not terminate the Merger Agreement to enter into an agreement with respect to a Superior Proposal.

          10. The fact that in the event the Board of Directors decided to approve, endorse or recommend, sign a letter of intent or similar document or contract relating to, an Acquisition Proposal by a third party, Parent may terminate the Merger Agreement and the Company would be obligated to pay Parent a termination fee of $21.3 million and reimburse Parent for its actual out-of-pocket expenses relating to the Offer and the Merger up to $2.5 million.

     The Board of Directors did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed its position and recommendation as being on the totality of the information presented to and considered by it.

     Intent to Tender. To the Company's knowledge after reasonable inquiry, all of the Company's executive officers, directors and affiliates currently intend to either (i) tender all Shares held of record or beneficially by them pursuant to the Offer, or (ii) vote all Shares held of record or beneficially by them for the adoption of the Merger Agreement. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender or vote.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED OR TO BE COMPENSATED OR USED

     The Company has retained CIBC World Markets and Evercore to act as its financial advisors in connection with the Offer and the Merger. Pursuant to the terms of this engagement, the Company has agreed to pay CIBC World Markets and Evercore for their financial advisory services upon completion of the Offer and the Merger an aggregate fee of approximately $8.4 million. The Company also has agreed to reimburse CIBC World Markets and Evercore for out-of-pocket expenses, including the fees and expenses of legal counsel, and to indemnify CIBC World Markets, Evercore and related parties against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of their engagement. In the ordinary course of business, CIBC World Markets, Evercore and their respective successors and affiliates may actively trade or hold the securities of the Company and Parent for their own accounts or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any other person to make solicitations or recommendations to stockholders of the Company on its behalf with respect to the Offer and the Merger.

ITEM 6. INTERESTS IN SECURITIES OF THE SUBJECT COMPANY

     No transactions in the Shares have been effected in the past 60 days by the Company or any subsidiary of the Company, or, to the knowledge of the Company, any affiliate or any executive officer or director of the Company, except that on or about April 6, 2000 trusts established by Marvin Schein for the benefit of himself and members of his family distributed Shares to him in payment of an annuity pursuant to the terms of such trusts and he contributed such Shares to a new trust established by him also for the benefit of himself and members of his family.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     (a) Except as set forth in this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to: (i) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

     (b) Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION

     Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules that have been promulgated thereunder (the "HSR Act") certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC") and certain waiting period requirements have been satisfied. The acquisition of Shares pursuant to the Offer is subject to such requirements.

     Parent and the Company filed their Notification and Report Forms with respect to the Offer under the HSR Act on June 5, 2000. The waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., New York City time, on the fifteenth day after filing, unless early termination of the waiting period is granted. If, within the initial 15 day period, either the Antitrust Division or the FTC requests additional information or material from Parent concerning the Offer, however, the waiting period will be extended and would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by Parent with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be further extended only by court order or with the consent of Parent. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties may engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue. The relevant governmental agency may also seek to prevent the consummation of the transaction as discussed below. Expiration or termination of applicable waiting periods under the HSR Act is a condition to the Purchaser's obligation to accept for payment and pay for Shares tendered pursuant to the Offer.

     The FTC and the Antitrust Division frequently scrutinize the legality under antitrust laws of transactions such as the Purchaser's proposed acquisition of Shares pursuant to the Offer and Shares pursuant to the Merger. At any time before or after the Purchaser's acquisition of Shares, the Antitrust Division or the FTC could take such action under antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or the consummation of the Merger or seeking divestiture of Shares acquired by the Purchaser or divestiture of substantial assets of Parent or its subsidiaries or the Company or its subsidiaries. Private parties and state attorneys general may also bring action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer or the Merger on antitrust grounds will not be made or, if such a challenge is made, of the result thereof.

     Section 14(f) Information Statement. The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors other than at a meeting of the Company's stockholders.

ITEM 9. EXHIBITS

EXHIBIT                           DESCRIPTION
NUMBER                            -----------
(a)(1)    Letter to Stockholders of the Company, dated June 6, 2000.
(a)(2)    Opinion of CIBC World Markets Corp., dated May 24, 2000
          (included as Annex A to this Statement).
(a)(3)    Joint Press Release issued by Parent and the Company on May
          25, 2000 (incorporated by reference to Exhibit 99.1 of the
          Form 8-K filed by Schein Pharmaceutical, Inc. with the
          Securities and Exchange Commission on May 31, 2000).
(a)(4)    Offer to Purchase, dated June 6, 2000 (incorporated by
          reference to Exhibit (a)(1)A) to the Schedule TO).
(e)(1)    Agreement and Plan of Merger, dated as of May 24, 2000,
          among Parent, the Purchaser and the Company (incorporated by reference to Exhibit 99.2 of the Form 8-K filed by Schein
          Pharmaceutical, Inc. with the Securities and Exchange
          Commission on May 31, 2000).
(e)(2)    The Information Statement of the Company, dated June 6, 2000
          (included as Annex B to this Statement).
(e)(3)    Form of Stockholder Agreement, dated as of May 24, 2000,
          between Parent and each of the following: Bayer Corporation,
          Marvin H. Schein and Pamela Schein and related trusts
          (incorporated by reference to Exhibit 99.2 of the Form 8-K filed by Watson Pharmaceuticals, Inc. with the Securities
          and Exchange Commission on May 31, 2000).

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          SCHEIN PHARMACEUTICAL, INC.

                                          By:      /s/ MARTIN SPERBER
                                            ------------------------------------
                                                       Martin Sperber
                                                 Chairman of the Board and
                                                  Chief Executive Officer

Dated: June 6, 2000

                                                                         ANNEX A

                    [LETTERHEAD OF CIBC WORLD MARKETS CORP.]

                                  May 24, 2000

The Board of Directors
Schein Pharmaceutical, Inc.
100 Campus Drive
Florham Park, New Jersey 07932

Members of the Board:

     You have asked CIBC World Markets Corp. ("CIBC World Markets") to render a written opinion ("Opinion") to the Board of Directors as to the fairness, from a financial point of view, to the holders of the common stock of Schein Pharmaceutical, Inc. ("Schein"), other than Watson Pharmaceuticals, Inc. ("Watson"), those stockholders of Schein who have executed Stockholder Agreements concurrently with the Merger Agreement (defined below) (the "Significant Stockholders") and their respective affiliates, of the Consideration (defined below) provided for in the Agreement and Plan of Merger, dated as of May 24, 2000 (the "Merger Agreement"), by and among Watson, WS Acquisition Corp., a wholly owned subsidiary of Watson ("Sub"), and Schein. The Merger Agreement provides for, among other things, (a) the commencement by Sub of a tender offer to purchase all of the outstanding shares of the common stock, par value $0.01 per share, of Schein (the "Schein Common Stock" and, such tender offer, the "Tender Offer") at a purchase price of $19.50 per share, net to the seller in cash (the "Tender Offer Consideration") and (b) subsequent to the Tender Offer, the merger of Sub with and into Schein (the "Merger" and, together with the Tender Offer, the "Transaction") pursuant to which each outstanding share of Schein Common Stock not acquired in the Tender Offer will be converted into the right to receive that number of shares of the common stock, par value $0.0033 per share, of Watson (the "Watson Common Stock") equal to the quotient obtained by dividing (i) $23.00 by (ii) the average of the closing price of a share of Watson Common Stock on the New York Stock Exchange for the 10 consecutive trading days ending on the trading day two trading days prior to the stockholders' meeting for the Merger or the effective time of the Merger, as applicable (the "Watson Average Stock Price" and, the number of shares of Watson Common Stock into which shares of Schein Common Stock will be so converted in the Merger, the "Merger Consideration" and, together with the Tender Offer Consideration, the "Consideration"), subject to further adjustment of the Merger Consideration based on various Watson Average Stock Prices, as more fully specified in the Merger Agreement.

     In arriving at our Opinion, we:

          (a) reviewed the Merger Agreement and certain related documents;

          (b) reviewed audited financial statements of Schein for the fiscal years ended December 27, 1997, December 26, 1998 and December 25, 1999, and audited financial statements of Watson for the fiscal years ended December 31, 1997, December 31, 1998 and December 31, 1999;

          (c) reviewed unaudited financial statements of Schein for the quarterly period ended March 25, 2000 and unaudited financial statements of Watson for the quarterly period ended March 31, 2000;

          (d) reviewed financial projections relating to Schein prepared by the management of Schein and publicly available financial projections relating to Watson;

          (e) reviewed the historical market prices and trading volume for Schein Common Stock and Watson Common Stock;

          (f) held discussions with the senior managements of Schein and Watson with respect to the businesses, capital requirements and prospects for future growth of Schein and Watson;

The Board of Directors
Schein Pharmaceutical, Inc.
May 24, 2000
Page 2
          (g) reviewed and analyzed certain publicly available financial data for certain companies we deemed comparable to Schein and Watson;

          (h) reviewed and analyzed certain publicly available information for transactions that we deemed comparable to the Transaction;

          (i) performed discounted cash flow analyses of Schein and Watson using certain assumptions of future performance provided to or discussed with us by the managements of Schein and Watson;

          (j) reviewed public information concerning Schein and Watson;

          (k) at the request of Schein, approached and held discussions with certain third parties to solicit indications of interest in the possible acquisition of Schein; and

          (l) performed such other analyses and reviewed such other information as we deemed appropriate.

     In rendering our Opinion, we relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information provided to or discussed with us by Schein, Watson and their respective employees, representatives and affiliates. With respect to forecasts of the future financial condition and operating results of Schein provided to or discussed with us, we assumed, at the direction of the management of Schein, without independent verification or investigation, that such forecasts were reasonably prepared on bases reflecting the best available information, estimates and judgments of the management of Schein. As you are aware, Watson has not provided us with internal forecasts, but we have reviewed and discussed with the management of Watson publicly available forecasts relating to Watson and have assumed, with your consent, that such forecasts represent reasonable estimates and judgments as to the future financial condition and operating results of Watson. We have neither made nor obtained any independent evaluations or appraisals of the assets or the liabilities (contingent or otherwise) of Schein, Watson or affiliated entities. We are not expressing any opinion as to the underlying valuation, future performance or long-term viability of Schein or Watson, or the price at which Watson Common Stock will trade upon or subsequent to announcement or consummation of the Transaction. Our Opinion is necessarily based on the information available to us and general economic, financial and stock market conditions and circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that, although subsequent developments may affect this Opinion, we do not have any obligation to update, revise or reaffirm the Opinion.

     As part of our investment banking business, we are regularly engaged in valuations of businesses and securities in connection with acquisitions and mergers, underwritings, secondary distributions of securities, private placements and valuations for other purposes.

     We have acted as financial advisor to Schein in connection with the Transaction and to the Board of Directors of Schein in rendering this Opinion and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Transaction. We also will receive a fee upon the delivery of this Opinion. In the ordinary course of business, CIBC World Markets and its affiliates may actively trade securities of Schein and Watson for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

The Board of Directors
Schein Pharmaceutical, Inc.
May 24, 2000
Page 3
     Based upon and subject to the foregoing, and such other factors as we deemed relevant, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Schein Common Stock in the Transaction is fair from a financial point of view to such holders (other than Watson, the Significant Stockholders and their respective affiliates). This Opinion is for the use of the Board of Directors of Schein in its evaluation of the Transaction and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of Schein Common Stock in the Tender Offer or how such stockholder should vote on any matters relating to the Merger.

                                          Very truly yours,

                                          /s/ CIBC WORLD MARKETS CORP.

                                          CIBC WORLD MARKETS CORP.

                                                                         ANNEX B

                       INFORMATION STATEMENT PURSUANT TO
            SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND
                             RULE 14F-1 THEREUNDER

                            ------------------------

            NO VOTE OR OTHER ACTION OF SCHEIN PHARMACEUTICAL, INC.'S
                STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS
             INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED
                   AND YOU ARE REQUESTED NOT TO SEND A PROXY
                         TO SCHEIN PHARMACEUTICAL, INC.

                            ------------------------

                                    GENERAL

     This Information Statement is being mailed on or about June 6, 2000 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Schein Pharmaceutical, Inc., a Delaware corporation (the "Company"), to the holders of record of shares of common stock, par value $0.01 per share, of the Company (the "Common Stock"). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser (as defined below) to the Board of Directors of the Company. Such designation is to be made pursuant to an Agreement and Plan of Merger, dated May 24, 2000 (the "Merger Agreement"), among Watson Pharmaceuticals, Inc., a Nevada corporation ("Parent"), WS Acquisition Corp., a Delaware corporation (the "Purchaser"), and the Company.

     The Merger Agreement provides that, after the purchase by the Purchaser pursuant to the Offer, Parent will be entitled to designate the number of directors, rounded up to the next whole number, on the Company's Board (the "Parent Designees") as will give Parent representation on the Company's Board equal to the product of (i) the total number of directors on the Company's Board and (ii) the percentage that the aggregate number of shares of Common Stock beneficially owned by the Purchaser bears to the total number of shares of Common Stock then outstanding. The Company has agreed in the Merger Agreement to take all action necessary to cause the Parent Designees to be elected to the Company's Board, including, in connection therewith, increasing the size of the Company's Board or securing the resignations of incumbent directors or both. Notwithstanding the foregoing, until the closing of the Merger, under the terms of the Merger Agreement at least two members of the Company's Board who were directors of the Company as of the date of the Merger Agreement and who are not employees of the Company or designees, stockholders, affiliates or associates of Parent will remain members of the Company's Board.

     You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

     The information contained in this Information Statement concerning Parent and the Purchaser has been furnished to the Company by Parent. The Company assumes no responsibility for the accuracy or completeness of such information.

                        VOTING SECURITIES OF THE COMPANY

     The shares of Common Stock are the only class of voting securities of the Company outstanding. Each share of Common Stock has one vote. As of May 15, 2000, there were 33,035,784 shares of Common Stock outstanding. The Company's Common Stock is the only class of voting stock currently outstanding.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

     The Board of Directors of the Company currently consists of nine members. Parent has informed the Company that Parent will choose the Parent Designees from the directors and executive officers of Parent listed in Schedule I of the Purchaser's Offer to Purchase, a copy of which is being mailed to the Company's stockholders together with the Schedule 14D-9 and this Information Statement. The information on such Schedule I is incorporated herein by reference. The business address of each such person is 311 Bonnie Circle, Corona, California 92880.

     Parent and the Purchaser have advised the Company that none of the individuals referenced above (i) is currently a director of, or holds any position with, the Company, (ii) has any familial relationship with any directors or executive officers of the Company and (iii) to the knowledge of Parent and the Purchaser, beneficially owns any equity securities (or rights to acquire any such securities) of the Company, except for Dr. Allen Chao, who is the beneficial owner of 50,000 shares Common Stock and Messrs. Boxer and Wilkinson, who are the beneficial owners of 1,000 shares of Common Stock and 300 shares of Common Stock, respectively. The Company has been advised by Parent and the Purchaser that, to Parent's and the Purchaser's knowledge, none of the individuals listed above has been involved in any transaction with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed herein, in the Schedule 14D-9 or in the Schedule TO.

     It is expected that the Parent Designees may assume office at any time following the purchase by Purchaser of a specified minimum number of Shares pursuant to the Offer, which purchase cannot be earlier than July 3, 2000, and that, upon assuming office, the Parent Designees will thereafter constitute at least a majority of the Board. This step will be accomplished at a meeting or by written consent of the Board providing that the size of the Board will be increased and/or sufficient numbers of current directors will resign such that, immediately following such action, the number of vacancies to be filled by the Parent Designees will constitute at least a majority of the available positions on the Board. It is currently not known which of the current directors of the Company will resign.

          THE CURRENT MEMBERS OF THE BOARD OF DIRECTORS OF THE COMPANY

     The current directors of the Company, their ages, and their principal occupation and business experience are set forth below:

                   NAME                     AGE       PRINCIPAL OCCUPATION AND BUSINESS EXPERIENCE
                   ----                     ---       --------------------------------------------
Dariush Ashrafi...........................  53    Mr. Ashrafi has been President and Chief Operating
                                                  Officer since November 1999, and a director of the
                                                  Company since September 1997. He was previously
                                                  Executive Vice President and Chief Financial Officer
                                                  from October 1995 until November 1999 and Senior
                                                  Vice President and Chief Financial Officer from May
                                                  1995 until September 1995. From 1990 to 1995, Mr.
                                                  Ashrafi was Senior Vice President, Chief Financial
                                                  Officer and director of The Warnaco Group, Inc., an
                                                  apparel company. Prior to joining Warnaco, he spent
                                                  18 years with Ernst & Young LLP and became a partner
                                                  in 1983. Mr. Ashrafi received his B.S. degrees in
                                                  Aeronautical and Astronautical Engineering and in
                                                  Management Science from the Massachusetts Institute
                                                  of Technology and his M.S. in Finance from the
                                                  Massachusetts Institute of Technology Sloan School.

                   NAME                     AGE       PRINCIPAL OCCUPATION AND BUSINESS EXPERIENCE
                   ----                     ---       --------------------------------------------
Harvey Rosenthal..........................  57    Mr. Rosenthal has been a director of the Company
                                                  since August 1998. He is Chair of the Audit
                                                  Committee and a member of the Compensation Committee
                                                  of the Board of Directors of the Company. Mr.
                                                  Rosenthal served as President and Chief Operating
                                                  Officer of Melville Corporation from December 1993
                                                  to October 1996, and as a member of its board of
                                                  directors until June 1997. Prior to assuming his
                                                  position as President and Chief Operating Officer,
                                                  Mr. Rosenthal held key positions at CVS, a chain
                                                  drugstore company and division of Melville, for over
                                                  24 years, including 10 years as President and CEO.
                                                  Mr. Rosenthal is a member of the board of directors
                                                  of LoJack Corporation and a member of the board of
                                                  trustees for EQ Advisors Trust. He is also a trustee
                                                  and executive committee member of the Dana-Farber
                                                  Cancer Institute. Mr. Rosenthal is a graduate of
                                                  Harvard College and earned an MBA from Harvard
                                                  Business School. He also holds an Honorary Doctor of
                                                  Science in Pharmacy from Massachusetts College of
                                                  Pharmacy.
Joseph A. Akers...........................  54    Mr. Akers has been a director of the Company since
                                                  May 1999. Mr. Akers is currently the Executive Vice
                                                  President and Chief Administrative and Financial
                                                  Officer of Bayer Corporation. Mr. Akers joined Bayer
                                                  in Berkeley, California, in 1970. From 1979 to 1981,
                                                  he worked in the Pharmaceutical Division of Bayer's
                                                  parent company, Bayer A.G., in Germany. He
                                                  transferred in 1986 to Bayer's Pharmaceutical
                                                  Division in West Haven, Connecticut, and held
                                                  various positions in finance. He joined Bayer's
                                                  Diagnostics Division in Tarrytown, New York, in
                                                  1992, where he held the position of Senior Vice
                                                  President and head of the Europe Region and Senior
                                                  Vice President, Finance, Controlling and
                                                  Administration. In April 1999, he became Executive
                                                  Vice President and Chief Administrative and
                                                  Financial Officer of Bayer Corporation. Mr. Akers
                                                  received his B.S. degree in marketing and an M.B.A.
                                                  in finance from the University of California at
                                                  Berkeley.
Paul Feuerman.............................  40    Mr. Feuerman has been General Counsel since 1991,
                                                  Executive Vice President, Corporate Affairs, since
                                                  January 2000, and a director of the Company since
                                                  September 1997. Previously, he was a Senior Vice
                                                  President of the Company from February 1997 until
                                                  December 1999 and a Vice President from January 1993
                                                  until February 1997. Mr. Feuerman previously was
                                                  associated with the law firm Proskauer Rose LLP. He
                                                  received his B.A. from Trinity College and his J.D.
                                                  from Columbia Law School.
Judith Hemberger..........................  52    Dr. Hemberger has been a director of the Company
                                                  since August 1999. She is Chair of the Compensation
                                                  Committee and a member of the Audit Committee of the
                                                  Board of Directors of the Company. Dr. Hemberger is
                                                  currently Executive Vice President, Chief Operating
                                                  Officer and a director of Pharmion Corporation. She
                                                  previously served as Senior Vice President, Business
                                                  Development for AVAX Technologies, Inc., Senior Vice
                                                  President, Global Drug Regulatory Affairs for
                                                  Hoechst Marion Roussel, and Vice President,
                                                  Commercial Development and Medical Affairs for
                                                  Marion Merrell Dow Inc. Dr. Hemberger is currently
                                                  an adjunct assistant professor, University of
                                                  Missouri, Kansas City School of Pharmacy. In

                   NAME                     AGE       PRINCIPAL OCCUPATION AND BUSINESS EXPERIENCE
                   ----                     ---       --------------------------------------------
                                                  addition, she is a member of the boards of directors
                                                  of Cell Pathways Inc. and Pharmaceutical Research
                                                  Associates International, Inc. Previously, she was
                                                  member of the board of directors of NexStar
                                                  Pharmaceuticals, Inc. prior to its merger with
                                                  Gilead Sciences, Inc. and Marion Merrell Dow before
                                                  it merged with Hoescht Marion Roussel. In addition
                                                  to a master's degree in business administration, Dr.
                                                  Hemberger holds a doctorate degree in Pharmacology
                                                  from the University of Missouri, Kansas City.
Richard L. Goldberg.......................  64    Mr. Goldberg has been a director of the Company
                                                  since September 1994. He is currently a Senior
                                                  Partner at Proskauer Rose LLP and has been a member
                                                  of that law firm since 1990. Prior to 1990, he was a
                                                  Senior Partner at Botein Hays & Sklar. Mr. Goldberg
                                                  is also a member of the board of directors of
                                                  Comtech Telecommunications Corp. (NASDAQ). He is a
                                                  graduate of Brooklyn College and received his J.D.
                                                  from Columbia Law School.
Martin Sperber............................  68    Mr. Sperber has been Chairman, Chief Executive
                                                  Officer and a director of the Company since 1989.
                                                  From 1985 until November 1999, Mr. Sperber was also
                                                  President of the Company. Mr. Sperber has been
                                                  employed in various positions in the Schein
                                                  organization for over 40 years. Mr. Sperber is a
                                                  member of the Board of the Generic Pharmaceutical
                                                  Industry Association, a member of the Board of the
                                                  American Foundation for Pharmaceutical Education, a
                                                  member of the American Pharmaceutical Association
                                                  and a member of the Council of Overseers of the Long
                                                  Island University Arnold and Marie Schwartz College
                                                  of Pharmacy. Mr. Sperber received his B.S. degree in
                                                  Pharmacy from Columbia University.
Marvin Schein.............................  58    Mr. Schein has been a director of the Company since
                                                  May 2000. Mr. Schein founded Schein Dental Equipment
                                                  Corp., a distributor of large dental equipment, and
                                                  served as its President for more than 15 years until
                                                  its sale in August 1998 to Henry Schein, Inc., a
                                                  public company traded on NASDAQ. Prior to founding
                                                  Schein Dental Equipment Corp., Mr. Schein held
                                                  various management and executive positions with
                                                  Henry Schein, Inc. He has served as a director of
                                                  Henry Schein, Inc. since September 1994. Since
                                                  August 1998, Mr. Schein has been engaged in the
                                                  management of his personal investments.
Irving Shafran............................  55    Mr. Shafran has been a director of the Company since
                                                  May 2000. Mr. Shafran has been a director of Henry
                                                  Schein, Inc. since September 1994 and was nominated
                                                  by Pamela Schein as her designee for director of
                                                  Henry Schein, Inc. Mr. Shafran has been an attorney
                                                  in private practice for the past 25 years. From 1991
                                                  through December 1995, Mr. Shafran was a partner in
                                                  the law firm of Anderson Kill Olick and Oshinsky,
                                                  PC.

     The Board of Directors is divided into three classes, serving staggered three-year terms. The terms of Messrs. Ashrafi, Rosenthal and Schein expire at the 2000 Annual Meeting; the terms of Messrs. Akers, Feuerman, and Dr. Hemberger expire at the 2001 Annual Meeting; and the term of Messrs. Goldberg, Shafran and Sperber expire at the 2002 Annual Meeting.

                 THE CURRENT EXECUTIVE OFFICERS OF THE COMPANY

     The current executive officers of the Company, their ages, and their positions with the Company and business experience are set forth below:

                   NAME                     AGE             POSITION AND BUSINESS EXPERIENCE
                   ----                     ---             --------------------------------
Martin Sperber............................  68    Mr. Sperber has been Chairman, Chief Executive
                                                  Officer and a director of the Company since 1989.
                                                  From 1985 until November 1999, Mr. Sperber was also
                                                  President of the Company. Mr. Sperber has been
                                                  employed in various positions in the Schein
                                                  organization for over 40 years. Mr. Sperber is a
                                                  member of the Board of the Generic Pharmaceutical
                                                  Industry Association, a member of the Board of the
                                                  American Foundation for Pharmaceutical Education, a
                                                  member of the American Pharmaceutical Association
                                                  and a member of the Council of Overseers of the Long
                                                  Island University Arnold and Marie Schwartz College
                                                  of Pharmacy. Mr. Sperber received his B.S. degree in
                                                  Pharmacy from Columbia University.
Dariush Ashrafi...........................  53    Mr. Ashrafi has been President and Chief Operating
                                                  Officer since November 1999, and a director of the
                                                  Company since September 1997. He was previously
                                                  Executive Vice President and Chief Financial Officer
                                                  from October 1995 until November 1999 and Senior
                                                  Vice President and Chief Financial Officer from May
                                                  1995 until September 1995. From 1990 to 1995, Mr.
                                                  Ashrafi was Senior Vice President, Chief Financial
                                                  Officer and director of The Warnaco Group, Inc., an
                                                  apparel company. Prior to joining Warnaco, he spent
                                                  18 years with Ernst & Young LLP and became a partner
                                                  in 1983. Mr. Ashrafi received his B.S. degrees in
                                                  Aeronautical and Astronautical Engineering and in
                                                  Management Science from the Massachusetts Institute
                                                  of Technology and his M.S. in Finance from the
                                                  Massachusetts Institute of Technology Sloan School.
Paul Feuerman.............................  40    Mr. Feuerman has been General Counsel since 1991,
                                                  Executive Vice President, Corporate Affairs, since
                                                  January 2000, and a director of the Company since
                                                  September 1997. Previously, he was a Senior Vice
                                                  President of the Company from February 1997 until
                                                  December 1999 and a Vice President from January 1993
                                                  until February 1997. Mr. Feuerman previously was
                                                  associated with the law firm Proskauer Rose LLP. He
                                                  received his B.A. from Trinity College and his J.D.
                                                  from Columbia Law School.
Paul Kleutghen............................  47    Mr. Kleutghen has been Senior Vice President of
                                                  Strategic Development of the Company since February
                                                  1998. From 1993 to 1998, he was Vice President of
                                                  Business Development. Between 1989 and 1993, he was
                                                  Vice President of Materials and Operations. Prior to
                                                  joining Schein, Mr. Kleutghen was with Pfizer
                                                  Pharmaceutical culminating with his assignment as
                                                  Director of Product Planning for the U.S.
                                                  pharmaceutical division. Mr. Kleutghen earned an
                                                  undergraduate degree in Engineering and Computer
                                                  Science from the University of Leuven in Belgium and
                                                  an MBA in Finance from the University of Chicago.
Whitney K. Stearns, Jr....................  48    Mr. Stearns has been Senior Vice President and Chief
                                                  Financial Officer of the Company since November
                                                  1999.

                   NAME                     AGE             POSITION AND BUSINESS EXPERIENCE
                   ----                     ---             --------------------------------
                                                  From February 1999 until October 1999 Mr. Stearns
                                                  was Senior Vice President, Finance and
                                                  Administration. From 1997 until January 1999 Mr.
                                                  Stearns was Vice President, Finance. From 1993 to
                                                  1997 Mr. Stearns was Vice President and Controller.
                                                  In 1989 Mr. Stearns joined Henry Schein, Inc. as a
                                                  Director, Internal Audit. In 1989 he transferred to
                                                  Schein as Controller. Prior to joining Henry Schein
                                                  he was an audit partner at KPMG Peat Marwick. Mr.
                                                  Stearns received a B.S. in accounting at Lehigh
                                                  University in 1975 and his CPA in 1977.
Donald A. Britt, Sr.......................  51    Mr. Britt has been as Senior Vice President, Quality
                                                  of the Company since January 2000. From May 1999
                                                  through January 2000, Mr. Britt was Senior Vice
                                                  President QA/QC and Compliance for Centocor, Inc.
                                                  From February 1996 through May 1999 he was initially
                                                  Vice President of World Wide Quality for Rhone
                                                  Poulenc Porer and subsequently named Senior Vice
                                                  President for World Wide Quality for Aventis. Mr.
                                                  Britt began his career with assignments in
                                                  production and quality prior to joining Glaxo where
                                                  he spent 11 years in positions of increasing
                                                  responsibility, culminating with his assignment as
                                                  Corporate Director of Quality Assurance. In 1994, he
                                                  joined Fisons as Vice President of Quality. Mr.
                                                  Britt has a B.S. in Chemistry from the University of
                                                  South Carolina.

                             DIRECTORS COMPENSATION

     Directors who are also officers of the Company do not receive any fee or remuneration for services as members of the Board of Directors. Each outside director receives a retainer at an annual rate of $20,000, unless he or she waives such retainer in favor of receiving a greater number of options under the 1995 Non-Employee Director Plan, as well as a fee of $1,000 for each meeting of the Board of Directors attended in person and $500 if participated in by telephone. In addition, a fee of $500 per meeting is paid to directors for attendance at or participation in any meeting of a committee of the Board of Directors. In fiscal 1999, Mr. Akers received $8,500, Mr. Goldberg received $14,500 and Dr. Hemberger received $9,500 (each of whom waived the annual retainer). Mr. Rosenthal (who did not waive the annual retainer) received $38,500. As a result of waiving the annual retainer, Mr. Akers, Mr. Goldberg and Dr. Hemberger each received additional options to purchase shares of Common Stock as described below.

     Under the 1995 Non-Employee Director Plan, on the first business day after January 1 of each year, each outside director is automatically granted options to purchase a number of shares of Common Stock determined by dividing $50,000 ($100,000 in the case of an outside director who has waived the annual retainer) by the Fair Market Value of a share of Common Stock on the grant date. A pro rata grant is made to directors who join the Board of Directors during the year. The exercise price per share is 100% of the Fair Market Value on the date of grant. The options vest over a period of three years and expire after ten years. In fiscal 1999, Mr. Goldberg was granted options to purchase up to 6,504 shares of Common Stock at a price per share of $15.38; Mr. Akers was granted options to purchase up to 5,129 shares of Common Stock at a price per share of $12.13; Dr. Hemberger was granted options to purchase up to 2,670 shares of Common Stock at a price per share of $15.19; and Mr. Rosenthal was granted options to purchase up to 3,252 shares of Common Stock at a price per share of $15.38.

                         BOARD COMMITTEES AND MEETINGS

     The Board of Directors held 13 meetings during the fiscal year ended December 25, 1999.

     The Board of Directors has an Audit Committee and a Compensation Committee. It has no nominating committee.

     The Audit Committee, which consists of two non-employee directors, Dr. Hemberger and Mr. Rosenthal, met once during the fiscal year ended December 25, 1999. The Audit Committee has general responsibility for surveillance of financial controls, as well as accounting and audit activities of the Company. The Audit Committee annually reviews the qualifications of the Company's independent certified public accountants, makes recommendations to the Board of Directors as to their selection and reviews the plan, fees and results of their audit.

     The Compensation Committee, which consists of two non-employee directors, Dr. Hemberger and Mr. Rosenthal, met thirteen times during the fiscal year ended December 25, 1999. The Compensation Committee approves the compensation for senior executives of the Company and administers the Company's stock option plans.

     No director attended, during the period he was director, fewer than 75% of the total number of meetings of the Board of Directors and meetings of the Committee of the Board of Directors on which he served.

          STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of March 2, 2000 by (i) each director who owned shares as of that date, (ii) each of the executive officers named in the Summary Compensation Table set forth herein, (iii) all executive officers and directors of the Company as a group and (iv) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock:

                NAME, ADDRESS AND NATURE OF                     NUMBER OF SHARES
                  BENEFICIAL OWNERSHIP(1)                     BENEFICIALLY OWNED(2)   PERCENT OF CLASS
                ---------------------------                   ---------------------   ----------------
Marvin H. Schein(3)(4)......................................        9,252,110              28.05%
  137 Commercial Street
  Plainview, NY 11803
Bayer Corporation...........................................        8,141,910              24.69%
  100 Bayer Road
  Pittsburgh, PA 15205
Pamela Schein(3)(4).........................................        7,144,410              21.66%
  140 West 57th Street
  Ninth Floor
  New York, NY 10019
Pamela Joseph(4)............................................        2,785,440               8.45%
Martin Sperber(4)...........................................        1,313,532               3.91%
Dariush Ashrafi.............................................          493,904               1.49%
Paul Feuerman...............................................          119,495                  *
Paul Kleutghen..............................................           98,673                  *
Whitney K. Stearns, Jr......................................           76,683                  *
Donald A. Britt, Sr.........................................                0                  *
Javier Cayado...............................................           95,873                  *
Richard L. Goldberg.........................................           21,138                  *
Harvey Rosenthal............................................            6,292                  *
Joseph A. Akers.............................................                0                  *
Judith Hemberger............................................                0                  *
Directors and Executive Officers as a Group (11
  persons)(3)(4)............................................        2,225,590               6.50%

---------------
(*) Denotes less than 1%

(1) Unless otherwise indicated, the address for each person is c/o Schein Pharmaceutical, Inc., 100 Campus Drive, Florham Park, New Jersey 07932.

(2) Includes shares issuable upon the exercise of options which will become exercisable on or before May 1, 2000 to the following: Martin Sperber (651,475), Dariush Ashrafi (203,917), Paul Feuerman (116,767), Paul Kleutghen (93,908), Whitney K. Stearns, Jr. (73,517), Javier Cayado (95,416), Richard L. Goldberg (16,138), Harvey Rosenthal (1,292), and the Directors and Executive Officers as a Group (1,252,430).

(3) Information based upon a Schedule 13D dated March 13, 2000 filed with Securities and Exchange Commission by Mr. Schein, certain trusts established by Mr. Schein, Ms. Schein, certain trusts established by Ms. Schein, Leslie
    J. Levine, Judith Shafran, Irving Shafran and Robert D. Villency. The
    Schedule 13D reports that the filing persons have entered into an understanding to vote all the shares over which any of them has voting control in favor of certain matters described in the Schedule 13D.

(4) Includes all shares for which such stockholder is either the direct beneficial owner or holds in trust for his or her family members' benefit and/or charities for which such stockholder is trustee.

                             EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE

     The following table sets forth certain information concerning compensation for the fiscal years ended December 25, 1999, December 26, 1998 and December 27, 1997 of the Company's Chief Executive Officer and the four other most highly compensated executive officers (the "named executive officers").

                           SUMMARY COMPENSATION TABLE

                                                                                  LONG-TERM
                                                                                COMPENSATION
                                                                            ---------------------
                                                                              AWARDS     PAYOUTS
                                             ANNUAL COMPENSATION(1)         ----------   --------
                                       ----------------------------------   SECURITIES     LTIP
                                                             OTHER ANNUAL   UNDERLYING   PAYOUTS       ALL OTHER
 NAME AND PRINCIPAL POSITION            SALARY     BONUS     COMPENSATION   OPTIONS(#)    ($)(2)    COMPENSATION(3)
 ---------------------------           --------   --------   ------------   ----------   --------   ---------------
Martin Sperber................  1999   $700,000   $     --     $ 8,860         75,000    $     --       $23,828(4)
  Chairman of the Board of      1998    630,000         --       9,381        222,000          --        35,734(4)
  Directors and Chief
    Executive                   1997    700,000    400,000       9,436             --          --        33,602(4)
  Officer
Dariush Ashrafi...............  1999    416,730         --       2,813         80,000      75,000        57,878(5)
  President, Chief Operating    1998    347,000         --       5,418         77,500      75,000        43,807(5)
  Officer and Director          1997    341,000     93,000      10,300         57,750      75,000        25,274(5)
Paul Feuerman.................  1999    275,000         --       8,610        180,000     150,000         5,578(6)
  Executive Vice President,     1998    239,000         --       8,011         73,575     150,000        23,494(6)
  Corporate Affairs, General    1997    225,000     61,000       8,596         15,750     100,000        17,462(6)
  Counsel and Director
Paul Kleutghen................  1999    265,000         --       8,519         20,000     150,000        12,042(7)
  Senior Vice President,        1998    239,000         --      10,364         51,875     150,000        43,237(7)
  Strategic Development         1997    211,000     37,300       9,362          8,925     100,000        37,142(7)
Whitney K. Stearns, Jr........  1999    206,000         --       5,967         12,500     100,000         6,041(8)
  Senior Vice President and     1998    170,000         --       6,027         26,800     100,000        19,831(8)
  Chief Financial Officer       1997    163,000     30,000       5,314          8,400     100,000        14,991(8)
Javier Cayado.................  1999    234,000         --       2,679         15,000      75,000        25,401(9)
  Former Senior Vice
    President,                  1998    239,000         --      10,209         72,250      75,000        42,279(9)
  Technical Operations          1997    220,000     37,000         398         10,500     100,000        30,625(9)

---------------
(1) The compensation described in this table does not include medical, dental or other benefits available generally to all salaried employees of the Company, as well as certain perquisites and other personal benefits, the value of which does not exceed the lesser of $50,000 or 10% of the named executive officer's total salary and bonus reported in this table.

(2) LTIP Payouts reflect Long Term Investment Plan ("LTIP") payments pursuant to various deferred compensation agreements.

(3) For 1998 and 1997, includes the Company's Book Equity Appreciation Rights Program (the "BEARs Program"), which allows certain employees to benefit from an increase in the Company's book value (calculated according to a formula defined in the BEARs Program). In 1999 the BEARs Program was terminated and all BEARs were converted to cash and paid out to participants. All participants were fully vested in their book equity appreciation rights ("BEARs"). For 1999, 1998 and 1997, the method used to determine the cost of term life insurance coverage provided by the Company has been changed to reflect the economic benefit designated by the Internal Revenue Code Section 79(c) for uniform premiums for group term life insurance (the "IRS Benefit") to the named executive officer instead of the cost to the Company.

(4) In 1999 All Other Compensation includes $19,028 for the IRS Benefit for term life insurance coverage provided by the Company and $4,800 for the Company Retirement Plan employer matching contributions. In 1998 All Other Compensation includes $8,000 for the Company Retirement Plan of Schein Pharmaceutical, Inc. & Affiliates discretionary contribution, $22,934 for the IRS Benefit for term life insurance coverage provided by the Company and $4,800 for the Company Retirement Plan employer matching contributions. In 1997 All Other Compensation includes $8,000 for the Company Retirement

    Plan discretionary contribution, $24,402 for the IRS Benefit for term life insurance coverage provided by the Company and $1,200 for the Company Retirement Plan employer matching contribution.

(5) In 1999 All Other Compensation includes $49,867 for the value of the Split Dollar Life Insurance Plan (the "Life Insurance Plan"), $4,800 for the Company Retirement Plan employer matching contribution and $3,211 for the IRS Benefit for term life insurance coverage provided by the Company. In 1998 All Other Compensation includes $14,000 for the Company's Supplemental Retirement Plan contribution, $8,000 for the Company Retirement Plan discretionary contribution, $13,204 for the value of the Split Dollar Life Insurance Plan, $4,800 for the Company Retirement Plan employer matching contribution and $3,803 for the IRS Benefit for term life insurance coverage provided by the Company. In 1997 All Other Compensation includes $12,363 for the Supplemental Retirement Plan contribution, $8,000 for the Company Retirement Plan discretionary contribution, $1,200 for the Company Retirement Plan employer matching contribution and $3,711 for the IRS Benefit for term life insurance coverage provided by the Company.

(6) In 1999 All Other Compensation includes $4,800 for the Company Retirement Plan employer matching contribution and $778 for the IRS Benefit for term life insurance coverage provided by the Company. In 1998 All Other Compensation includes $3,207 for the value of the BEARs Program, $8,000 for the Company Retirement Plan discretionary contribution, $6,925 for the Supplemental Retirement Plan contribution, $4,800 for the Company Retirement Plan employer matching contribution and $562 for the IRS Benefit for term life insurance coverage provided by the Company. In 1997 All Other Compensation includes $2,583 for the value of the BEARs Program, $8,000 for the Company Retirement Plan discretionary contribution, $5,086 for the Supplemental Retirement Plan contribution, $1,200 for the Company Retirement Plan employer matching contribution and $593 for the IRS Benefit for term life insurance coverage provided by the Company.

(7) In 1999 All Other Compensation includes $1,819 for the value of the Split Dollar Life Insurance Plan, $4,800 for the Company Retirement Plan employer matching contribution and $1,228 for the IRS Benefit for term life insurance coverage provided by the Company, and $4,195 for a forgiven personal loan. In 1998 All Other Compensation includes $4,009 for the value of the BEARs Program, $12,095 for a forgiven equity loss loan, $8,000 for the Company Retirement Plan discretionary contribution, $5,713 for a forgiven personal loan, $5,777 for the Supplemental Retirement Plan contribution, $4,800 for the Company Retirement Plan employer matching contribution, $1,340 for the value of the Split Dollar Life Insurance Plan and $1,503 for the IRS Benefit for term life insurance provided by the Company. In 1997 All Other Compensation includes $3,229 for the value of the BEARs Program, $12,095 for a forgiven equity loss loan, $8,000 for the Company Retirement Plan discretionary contribution, $5,713 for a forgiven personal loan, $4,693 for the Supplemental Retirement Plan contribution, $1,200 for the Company Retirement Plan employer matching contribution, $892 for the value of the Split Dollar Life Insurance Plan and $1,320 for the IRS Benefit for term life insurance provided by the Company.

(8) In 1999 All Other Compensation includes $353 for the value of the Split Dollar Life Insurance Plan, $4,800 for the Company Retirement Plan employer matching contribution and $888 for the IRS Benefit for term life insurance coverage provided by the Company. In 1998 All Other Compensation includes $4,009 for the value of the BEARs Program, $2,004 for the Company's Supplemental Retirement Plan contribution, $8,000 for the Company Retirement Plan discretionary contribution, $4,800 for the Company Retirement Plan employer matching contribution, and $1,018 for the IRS Benefit for term life insurance provided by the Company. In 1997 All Other Compensation includes $3,229 for the value of the BEARs Program, $1,604 for the Company's Supplemental Retirement Plan contribution, $8,000 for the Company Retirement Plan discretionary contribution, $1,200 for the Company Retirement Plan employer matching contribution and $958 for the IRS Benefit for term life insurance provided by the Company.

(9) In 1999 All Other Compensation includes $17,991 for the value of the Split Dollar Life Insurance Plan, $4,800 for the Company Retirement Plan employer matching contribution and $2,610 for the IRS Benefit for term life insurance coverage provided by the Company. In 1998 All Other Compensation includes $8,017 for the value of the BEARs Program, $8,000 for the Company Retirement Plan discretionary contribution, $13,300 for the value of the Split Dollar Life Insurance Plan, $5,965 for the Supplemental Retirement Plan contribution, $4,800 for the Company Retirement Plan employer matching contribution and $2,197 for the IRS Benefit for term life insurance provided by the Company. In 1997 All Other Compensation includes $6,458 for the value of the BEARs Program, $8,000 for the Company Retirement Plan discretionary contribution, $7,543 for the value of the Split Dollar Life Insurance Plan, $5,402 for the Supplemental Retirement Plan contribution, $1,200 for the Company Retirement Plan employer matching contribution and $2,022 for the IRS Benefit for term life insurance provided by the Company.

         OPTION GRANTS DURING FISCAL 1999 AND FIRST QUARTER FISCAL 2000

     The following table provides information concerning grants of stock options by the Company to the named executive officers in fiscal 1999.

                        OPTION GRANTS DURING FISCAL 1999

                                                                                                 POTENTIAL REALIZABLE VALUE
                                            NUMBER OF     % OF TOTAL                             AT ASSUMED ANNUAL RATES OF
                                            SECURITIES     OPTIONS                                STOCK PRICE APPRECIATION
                                            UNDERLYING    GRANTED TO    EXERCISE                      FOR OPTION TERM
                                 DATE OF     OPTIONS     EMPLOYEES IN   PRICE PER   EXPIRATION   --------------------------
             NAME                 GRANT      GRANTED     FISCAL 1999      SHARE        DATE          5%            10%
             ----                --------   ----------   ------------   ---------   ----------   ----------    ------------
Martin Sperber.................   5/19/99     75,000                     $12.13      05/19/09     $572,137      $1,449,907
                                             -------
                                              75,000         7.13
                                             =======
Dariush Ashrafi................   5/19/99     30,000                     $12.13      05/19/09     $228,855      $  579,963
                                 11/18/99     50,000                     $ 8.94      11/18/09     $281,116      $  712,403
                                             -------
                                              80,000         7.60
                                             =======
Paul Feuerman..................   5/19/99     30,000                     $12.13      05/19/09     $228,855      $  579,963
                                 12/16/99    150,000                     $ 9.00      12/16/09     $849,008      $2,151,552
                                             -------
                                             180,000        17.11
                                             =======
Paul Kleutghen.................   5/19/99     20,000                     $12.13      05/19/09     $152,570      $  386,642
                                             -------
                                              20,000         1.90
                                             =======
Whitney K. Stearns, Jr.........   5/19/99     12,500                     $12.13      05/19/09     $ 95,356      $  241,651
                                             -------
                                              12,500         1.19
                                             =======
Javier Cayado..................   5/19/99     15,000                     $12.13      05/19/09     $114,427      $  289,981
                                             -------
                                              15,000         1.43
                                             =======

     The following table provides information concerning grants of stock options by the Company to the Company's executive officers in the first quarter fiscal 2000. Historically, the Company has made its annual stock grants in the first half of the year.

                 OPTION GRANTS DURING FIRST QUARTER FISCAL 2000

                                                        % OF TOTAL                              POTENTIAL REALIZABLE VALUE
                                          NUMBER OF       OPTIONS                               AT ASSUMED ANNUAL RATES OF
                                          SECURITIES    GRANTED TO                               STOCK PRICE APPRECIATION
                                          UNDERLYING   EMPLOYEES IN    EXERCISE                      FOR OPTION TERM
                               DATE OF     OPTIONS     FIRST QUARTER   PRICE PER   EXPIRATION   --------------------------
                                GRANT      GRANTED      FISCAL 2000      SHARE        DATE          5%             10%
                               --------   ----------   -------------   ---------   ----------   -----------    -----------
Martin Sperber...............  12/31/99    225,000         11.64        $12.13      12/31/09    $1,715,703     $4,347,929
                                           =======
Dariush Ashrafi..............  12/31/99    100,000          5.18        $12.13      12/31/09    $  762,535     $1,932,419
                                           =======
Paul Feuerman................  12/31/99         --            --            --            --            --             --
                                           =======
Donald A. Britt, Sr. ........  01/24/00     65,000                      $10.88      01/24/10    $  444,550     $1,126,577
                               01/24/00     65,000                      $ 5.44      01/24/10    $  222,275     $  563,288
                                           -------
                                           130,000          6.73
                                           =======
Paul Kleutghen...............  12/31/99     50,000          2.59        $12.13      12/31/09    $  381,267     $  966,206
                                           =======
Whitney K. Stearns, Jr. .....  12/31/99     43,000          2.23        $12.13      12/31/09    $  327,890     $  830,937
                                           =======

                 AGGREGATED OPTION EXERCISES IN FISCAL 1999 AND
                         FISCAL YEAR END OPTION VALUES

     The following table provides information concerning options exercised in fiscal 1999 by the named executive officers and the value of such officers' unexercised options at December 25, 1999.

  AGGREGATED OPTION EXERCISES IN FISCAL 1999 AND FISCAL YEAR-END OPTION VALUE

                                                                           NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                                          UNDERLYING UNEXERCISED        IN-THE-MONEY OPTIONS AT
                                                                        OPTIONS AT FISCAL YEAR-END          FISCAL YEAR-END
                                     SHARES ACQUIRED       VALUE        ---------------------------   ---------------------------
               NAME                    ON EXERCISE        REALIZED      EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
               ----                  ---------------   --------------   -----------   -------------   -----------   -------------
Martin Sperber.....................         0                0            602,475        198,000           0                 0
Dariush Ashrafi....................         0                0            152,467        157,283           0           $25,000
Paul Feuerman......................         0                0             91,392        233,833           0           $66,000
Paul Kleutghen.....................         0                0             77,808         53,392           0                 0
Whitney K. Stearns, Jr.............         0                0             65,117         29,833           0                 0
Javier Cayado......................         0                0             76,166         58,334           0                 0

            AGGREGATED OPTION EXERCISES IN FIRST QUARTER FISCAL 2000
                      AND FISCAL QUARTER END OPTION VALUES

     The following table provides information concerning options exercised in first quarter fiscal 2000 by the Company's executive officers and the value of such officers' unexercised options at March 25, 2000.

 AGGREGATED OPTION EXERCISES IN FISCAL 2000 AND FISCAL QUARTER END OPTION VALUE

                                                                           NUMBER OF SECURITIES
                                                                          UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                                        OPTIONS AT FISCAL QUARTER-      IN-THE-MONEY OPTIONS AT
                                                                                    END                   FISCAL QUARTER-END
                                     SHARES ACQUIRED       VALUE        ---------------------------   ---------------------------
               NAME                    ON EXERCISE        REALIZED      EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
               ----                  ---------------   --------------   -----------   -------------   -----------   -------------
Martin Sperber.....................         0                0            626,975        398,500       $131,250      $1,303,125
Dariush Ashrafi....................         0                0            180,467        229,283       $191,241      $  923,582
Paul Feuerman......................         0                0            101,017        224,208       $ 91,771      $1,241,699
Donald A. Britt, Sr. ..............         0                0                 --        130,000       $     --      $1,052,188
Paul Kleutghen.....................         0                0             85,158         96,042       $ 56,517      $  308,263
Whitney K. Stearns, Jr. ...........         0                0             70,717         67,233       $ 44,941      $  243,175

                             EXECUTIVE COMPENSATION

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The Compensation Committee has furnished the following report on the Company's executive compensation policies. This report describes the Compensation Committee's compensation policies applicable to the Company's executive officers and provides specific information regarding the compensation of the Company's Chief Executive Officer. (The information contained in the "Report of the Compensation Committee of the Board of Directors" shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission (the "Commission"), nor shall such information be incorporated by reference into any future filings under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, except to the extent that the Company specifically incorporates it by reference into such filing.)

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

     The Compensation Committee of the Board of Directors, which also serves as the Stock Option Committee, has responsibility for determining the Company's compensation program for its executive officers, including the named executive officers. In so doing, the Committee seeks to ensure that the program is competitive in level and structure with the programs of other pharmaceutical businesses and comparable-size companies in general, and that it is both supportive of the Company's financial and operating objectives and aligned with the financial interests of the Company's stockholders. The Company and the Compensation Committee receive advice from an independent executive compensation consulting firm regarding the program, and members of the Committee regularly discuss the performance of executive officers with the Chief Executive Officer and, as occasion permits, observe the executive officers' performances directly.

PROGRAM COMPONENTS AND ORIENTATION

     The Company's executive officer compensation program is intended to enable the Company to attract and retain high quality, effective executives whose ultimate responsibility is to enhance stockholder value, and to compensate these persons based on their and the Company's performance and on the longer-term value they create for the Company's stockholders. The components of the compensation program have traditionally consisted of base salary, annual incentive payments and periodic grants of stock options.

     The competitiveness of the Company's compensation program is measured relative to the practices of other pharmaceutical companies and comparable-size companies in general. Salaries, incentive payment opportunities and stock option grants, in the aggregate, are generally oriented to the 50th to 75th percentile of competitive practices, with exceptions occurring when considered necessary by the Committee, on the recommendation of the Chief Executive Officer, to achieve objectives significant to the Company's interest at the time.

BASE SALARY

     The Committee annually reviews executive officer salaries (other than for the Company's Chief Executive Officer whose salary is set forth in his employment agreement) and, after consideration with the Chief Executive Officer, makes adjustments as warranted based on competitive practices and the individual's performance. Salary increases, if made, generally occur during the first quarter of the calendar year retroactive to January 1st of that year. Salaries of the named executive officers for 1999, excluding Mr. Sperber (and Mr. Cayado who became a part-time employee effective August 1, 1999), reflect increases which place these salaries in about the 90th percentile of competitive practices, in the view of the Company's executive compensation consulting firm.

ANNUAL INCENTIVE COMPENSATION

     Annual incentive compensation for executive officers under the Company's Management Incentive Plan ("MIP") is designed to incentivize these key people and reward the achievement of pre-established corporate, business unit and individual performance goals annually determined by the Chief Executive Officer. Corporate and business unit goals are typically financial, while individual performance goals are person-specific and include items such as compliance, pipeline management and production targets.

     Following year-end, the Chief Executive Officer reviews that year's corporate, business unit and individual performances against MIP goals and award opportunities previously established and determines MIP award payments, all of which is then presented to the Committee for its consideration and action. Against the background of the Company's financial results for 1999, no MIP awards were recommended or made to the named executive officers.

STOCK OPTIONS

     The Committee believes that stock options play a major role in directly aligning the long-term financial interests of the Company's officers and stockholders, and in retaining key executives, and makes grants on an annual or more frequent basis. In fiscal 1999, the Committee granted options to the named executive officers at an average exercise price of $10.49 per share. These grants took into account the options previously granted to each of the named executive officers, none of which had been exercised, and reflected special retention needs of the Company.

THE CHIEF EXECUTIVE OFFICER

     Mr. Sperber had voluntarily reduced by 10% his contractual salary of $700,000 for 1998. In view of the extraordinary time and effort required to deal with the challenges facing the Company, in 1999 Mr. Sperber's salary was restored to the level provided for in his contract but the Committee, in concurrence with Mr. Sperber, did not award any incentive compensation to him for 1999. During 1999, the Committee determined that it would be in the best interests of the Company to extend the term of Mr. Sperber's employment contract to January 1, 2001. His employment agreement was also amended to provide that in the event of a termination in relation to a change in control, he will receive (together with the "gross-up" amount) a payment equal to two times the sum of his base salary plus $375,000 and all of his stock options will fully vest and remain exercisable for a period of three years from the date of termination. The amended agreement also provides that if the Company fails to offer to extend Mr. Sperber's employment agreement for a period of one year beyond its then current term, he will receive a payment equal to the sum of his base salary plus $375,000. Mr. Sperber's employment contract is more fully described under "Employment Agreements" elsewhere in this Proxy Statement.

DEDUCTIBILITY OF EXECUTIVE COMPENSATION

     Section 162(m) of the Internal Revenue Code prohibits the Company from deducting annual compensation in excess of $1 million paid to any of the named executive officers, unless such compensation satisfies certain conditions. No named executive officer was paid compensation in excess of $1 million in 1999. The Company intends to structure future compensation in a manner that will achieve maximum deductibility under Section 162(m) without materially interfering with its corporate objectives or structure.

                                          Members of the Compensation Committee

                                          Judith Hemberger
                                          Harvey Rosenthal

PERFORMANCE GRAPH

     The following graph compares the cumulative total stockholder return on the Common Stock with the cumulative total stockholder return of the S&P Smallcap 600 Index and a peer group index.* The graph assumes that a $100 investment was made on April 9, 1998 (the date of the Company's initial public offering) in each of the Common Stock, the S&P Smallcap 600 Index and the peer group index, and that all dividends were reinvested quarterly.

    COMPARISON OF CUMULATIVE TOTAL RETURN AMONG SCHEIN PHARMACEUTICAL INC.,
               THE S&P SMALLCAP 600 INDEX, AND A PEER GROUP INDEX
                               PERFORMANCE GRAPH

                                               SCHEIN PHARMACEUTICAL INC.    S&P SMALLCAP 600 INDEX            PEER GROUP
                                               --------------------------    ----------------------            ----------
4/8/98                                                  100.00                       100.00                      100.00
12/28/98                                                 53.80                        85.65                      118.96
12/25/99                                                 41.02                        95.27                      122.21

     The foregoing graph is based on historical data and is not necessarily indicative of future performance. This graph shall not be deemed to be "soliciting material" or to be "filed" with the Commission or subject to Regulations 14A and 14C under the Exchange Act or to the liabilities of Section 18 under the Exchange Act.
---------------
* Based on information for a self-constructed peer group consisting of the following companies: Alpharma Inc., Barr Laboratories Inc., IVAX Corporation, Mylan Laboratories, Inc., Teva Pharmaceutical Industries Ltd. and Watson Pharmaceuticals Inc.

                            RESTRUCTURING AGREEMENTS

     In September 1994, in connection with Bayer Corporation's acquisition of its interest in the Company, the Company, Bayer Corporation, Mr. Sperber, and certain other principal stockholders entered into certain agreements (the "Restructuring Agreements") relating to the governance of the Company and certain other matters. The parties to the Restructuring Agreements have agreed to terminate them (other than as to certain indemnification obligations) upon the consummation of the Offer and the purchase by the Purchaser of not less than 24,500,000 shares of Common Stock.

     Agreements Relating to Control of the Company

     The Restructuring Agreements provide that, until Bayer Corporation owns less than 10% of the outstanding Common Stock (the "Governance Termination Date"), Bayer Corporation shall be entitled to nominate a number of members of the Board of Directors of the Company equal to the product of (a) the number of members of the Board of Directors and (b) its percentage stockholdings of Common Stock at the time of nomination.

     Until the earlier of May 15, 2001 and a sale of shares of Common Stock by Bayer Corporation other than to a Permitted Assignee (as defined below), the Company may not, without Bayer Corporation's consent, among other things, (a) own, manage or operate any business not principally engaged in a segment of the pharmaceutical or health care industry or any business ancillary thereto, (b) amend or restate the Company's charter or by-laws to require more than majority approval to elect a majority of the Board of Directors or (c) engage in transactions with any affiliate on terms more favorable to the affiliate than could be obtained in an arm's-length transaction, other than intercompany transactions and transactions under the Restructuring Agreements.

     The Restructuring Agreements impose certain restrictions on Bayer Corporation and its affiliates until May 15, 2001 (the "Standstill Period"). Specifically, the Restructuring Agreements provide that Bayer Corporation may purchase shares of Common Stock to increase its ownership up to a maximum ownership, in the aggregate, of 33 1/3% until May 15, 2000 and 36 2/3% between May 16, 2000 and May 15, 2001 (the "Standstill"). During the Standstill Period, Bayer Corporation and its affiliates may not, among other things, (a) acquire, announce an intention to acquire or offer to acquire any assets of the Company or its subsidiaries (other than in the ordinary course) or equity securities of the Company, (b) participate in or encourage the formation of a group or entity that seeks to acquire equity securities of the Company, (c) solicit proxies or become a participant in any election contest with respect to the Company, (d) initiate or otherwise solicit stockholders for the approval of stockholder proposals or induce any other person to initiate any stockholder proposal, (e) seek to place designees on, or remove any member of, the Board or Directors, (f) deposit any equity securities in a voting trust or like arrangement, (g) seek to control the management of the Company or negotiate with any person with respect to any form of extraordinary transaction with the Company or other transaction not in the ordinary course of business, or be involved in a tender or exchange offer or other attempt to violate the Standstill or (h) request the Company or otherwise seek to amend or waive any provision of the Standstill.

     After the Standstill Period, Bayer Corporation has the right to acquire control of the Company through open market purchases, and under certain circumstances within six months of the end of the Standstill Period, to acquire from certain principal stockholders of the Company or from the Company a number of shares that would enable Bayer Corporation to own a majority of the outstanding shares of Common Stock. During the Standstill Period, under the terms of the Restructuring Agreements, Bayer Corporation has the right to acquire, including under certain circumstances the right to acquire from the Company and certain of its principal stockholders at fair market value, unless Bayer Corporation has sold shares of Common Stock other than to certain permitted transferees, (i) shares in connection with its exercise of certain preemptive rights, (ii) before May 15, 2001, shares necessary to acquire ownership of at least 21% more of the outstanding Common Stock than any other holder of 10% or more of the Common Stock (other than an employee benefit plan or a person who was a stockholder as of September 30, 1994) and (iii) if, on May 15, 2001, the total number of shares issued and outstanding (less restricted securities, as defined therein) is less than 133% of the number of shares that, when added to Bayer Corporation's shares, equals a majority of the shares then outstanding, shares equal to such amount.

     Under the Restructuring Agreements, if Bayer Corporation for any reason acquires shares of Common Stock in excess of the New Percentage (as defined below), until May 15, 2001, Bayer Corporation shall vote those excess shares in accordance with the instructions of Mr. Sperber (or, in the absence of such instructions, the excess shares shall be deemed not to be present or voting) and those excess shares will not be considered in determining the number of director nominees to which Bayer Corporation is entitled. The "New Percentage" means
33 1/3% before May 15, 2000, 36 2/3% thereafter and before May 15, 2001.

     Under the Restructuring Agreements, each of Marvin Schein, Pamela Schein and Pamela Joseph has agreed that such individual, and certain members of such individual's family members, related trusts or estates, or other entities owned exclusively by such individual, family members trusts or estates (collectively, the "Family Group"), shall not acquire shares if, as a consequence of the acquisition, such individual, together with such individual's Family Group, owns in excess of (a) in the case of Marvin Schein and his Family Group, 35.85% of the Common Stock, (b) in the case of Pamela Schein and her Family Group, 27.55% of the Common Stock and (c) in the case of Pamela Joseph and her Family Group, 12.97% of the Common Stock.

     Restrictions on Transfer

     Under the Restructuring Agreements, Marvin Schein, Pamela Schein, Pamela Joseph, Martin Sperber, Stanley Bergman and certain trusts established by these individuals (collectively, the "Continuing Stockholders") have been granted certain registration rights. In addition, Bayer Corporation may transfer its shares of Common Stock in connection with certain registration rights granted to Bayer Corporation under the Restructuring Agreements or to a Permitted Assignee. A "Permitted Assignee" is (a) a successor to all or substantially all the business and assets of Bayer Corporation or a majority-owned subsidiary of Bayer Corporation who agrees to be bound by the Restructuring Agreements, (b) with respect to certain preemptive rights, rights of first refusal and rights of first offer, a single purchaser who, immediately after the purchase and for 60 days thereafter, owns at least 10% of the shares then owned by Bayer Corporation and who agrees to be bound by the Standstill and (c) with respect to certain registration rights, any person referred to in (a) above and up to three non-affiliated purchasers who, immediately after the respective purchases and for 60 days thereafter, own in the aggregate at least 20% of the shares then owned by Bayer Corporation and who agree to be bound by the Standstill.

     If Bayer Corporation sells any of its shares of Common Stock to any unaffiliated third party, then the following of Bayer Corporation's rights under the Restructuring Agreements terminate: the right to consent to certain transactions of the Company; the right to purchase additional shares on Company issuances of equity securities; the right to acquire shares to maintain an ownership percentage of more than 21% of outstanding shares over certain 10% holders; the right to acquire from the Company or Marvin Schein, Pamela Schein, Pamela Joseph and certain trusts established by them or for their issue (collectively, the "Family Stockholders") under certain circumstances after the Standstill Period, shares for a controlling interest in the Company; and rights of first refusal with regard to share transfers by Continuing Stockholders. However, certain of those rights (i.e., rights to purchase additional shares on Company issuances of equity securities and rights of first refusal) may be transferred to a single purchaser who owns at least 10% of the shares of Common Stock then owned by Bayer Corporation and who agrees to be bound by the Standstill obligations.

     Mr. Sperber and Mr. Bergman may not transfer any of their shares of Common Stock to Bayer Corporation except in certain open market transactions and except to the extent that Bayer Corporation first offered to purchase such shares from the Family Stockholders and the Family Stockholders did not sell such shares.

     The Company may not transfer any of its shares of Common Stock to Bayer Corporation, except to the extent that Bayer Corporation is entitled to purchase shares under the Restructuring Agreements and those shares are not purchased in the open market or from Family Stockholders.

     Rights of Inclusion and First Refusal

     If, at any time prior to the end of the Standstill Period or at any time that Bayer Corporation sells shares other than to a Permitted Assignee, the Company is not entitled to exercise its right of first refusal under the Restructuring Agreements and a Continuing Stockholder is permitted, and in good faith wishes, to sell shares of Common Stock to a third party (other than sales under Rule 144 under the Securities Act), Bayer Corporation shall have the right of first offer to purchase those shares of Common Stock on the same terms as the Continuing Stockholder wishes to sell the shares of Common Stock.

     The Restructuring Agreements provide that if, at any time prior to June 15, 2000, Bayer Corporation is permitted under the Restructuring Agreements, and in good faith wishes, to sell shares of Common Stock to a third party, the Company and the Continuing Stockholders shall have the right of first offer to purchase those shares of Common Stock on the same terms as Bayer Corporation wishes to sell the shares of Common Stock.

     Effect of the Offer Under the Restructuring Agreements

     In connection with the Offer and the Merger, the parties to the Restructuring Agreements waived the foregoing restrictions contained in the Restructuring Agreements and none of such restrictions were or will be violated by Bayer Corporation in connection with the Offer and the Merger. As noted above, the parties to the Restructuring Agreements have agreed to terminate them (other than as to certain indemnification obligations) upon the consummation of the Offer and the purchase by the Purchaser of not less than 24,500,000 shares of Common Stock.

                              CERTAIN TRANSACTIONS

     In 1994, the Company entered into a Heads of Agreement with Bayer Corporation and Bayer A.G. (collectively, "Bayer"), pursuant to which the Company and Bayer committed together to explore business opportunities for the U.S. and abroad. Under the agreement, the parties agreed to share expertise, personnel, products and production facilities where appropriate to (i) explore potential areas of mutual interest and cooperation in the U.S. domestic market,
(ii) identify multisource pharmaceutical business opportunities abroad and (iii) explore the use of Bayer's chemical synthesis expertise to provide the Company with chemical drug ingredients. The agreement provides that any decision to pursue a project must be approved by both parties and based on a separately negotiated contractual agreement.

     The Company had a co-promotion agreement with Bayer Corporation, covering INFeD(R) which expired in June 1999 (the "INFeD Agreement"). Under the terms of the INFeD Agreement, in exchange for promotional support, the Company shared with Bayer Corporation financial results in excess of specified threshold amounts. The Company incurred selling expenses under the INFeD Agreement (in the form of payments to Bayer) of approximately $1.5 million, $3.0 million and $4.2 million in 1999, 1998 and 1997, respectively. In July 1999, the Company entered into a co-promotion agreement with Bayer covering Ferrlecit which expires on August 31, 2000 (the "Ferrlecit Agreement"). Under the Ferrlecit Agreement, the Company pays Bayer Corporation a service fee and shares with Bayer Corporation financial results in excess of specified threshold amounts. The Company incurred selling expenses under the Ferrlecit Agreement (in the form of payments to Bayer) of approximately $500,000 in 1999.

     Since 1994, the Company and Bayer, through their respective affiliates, have entered into several joint ventures to own, manage or develop generic pharmaceutical businesses outside of the U.S. Each of Schein and Bayer have contributed various assets and rights and funded the operations of these ventures, and in certain circumstances have guaranteed certain liabilities of these ventures, such as leases and lines of credit. The Company and Bayer sell products to certain of these ventures for resale in their local markets. From time to time, the Company or Bayer has acquired the other party's interest in the joint venture. Each of the Company and Bayer continues to evaluate its relative position in markets where it has a multisource business.

     In June 1999, the Company acquired the remaining 50% interest in a United Kingdom joint venture for a $1.2 million note payable to Bayer and the assumption of current liabilities including $2.2 million of bank debt.

     During 1998 and 1997, the Company invested approximately $0.3 million and $0.2 million, respectively, in each of several international pharmaceutical businesses. These business are jointly owned with subsidiaries of Bayer AG. At December 25, 1999 the Company jointly owned two international pharmaceutical businesses with Bayer subsidiaries and had guaranteed $6.1 million of borrowings of these businesses. In 1999 these jointly owned international businesses (including the United Kingdom joint venture through June 1999) had $14.4 million in sales and had expenses of $16.6 million resulting in a net loss of 2.2 million for the year.

     In 1997, the Company, together with the Pharmaceutical, Consumer Healthcare, Afga Film and Diagnostics divisions of Bayer Corporation, created a marketing collaboration called Bayer Healthcare Partners. Through Bayer Healthcare Partners, the participants combine their sales and marketing efforts to offer, on a case-by-case basis, a package of goods and services designed to be more attractive to a customer, most likely a managed healthcare provider. The participants share in the costs of these combined marketing efforts. The Company's participation in Bayer Healthcare Partners is determined on a year-to-year basis. In fiscal 1999 and in fiscal 1998, the Company incurred expenses of approximately $0.5 million and $0.4 million, respectively, in connection with this arrangement. Under its existing arrangement with Bayer Healthcare Partners, the Company is not required to share revenues or profits with other participants.

     In the ordinary course of business, the Company sells pharmaceutical products to affiliates, including Henry Schein, Inc., for distribution to their customers. Net sales to affiliates were $3.4 million, $8.6 million and $12.8 million in fiscal 1999, 1998 and 1997, respectively. Such net sales include net sales to Henry Schein, Inc. of $2.5 million, $5.1 million, and $10.0 million in fiscal 1999, 1998 and 1997, respectively. Certain of the Company's principal stockholders are principal stockholders of Henry Schein, Inc. All transactions between the Company and its affiliates are on an arm's length basis.

     In connection with his employment agreement dated as of November 18, 1999, the Company loaned Mr. Ashrafi $2,234,375 at an interest rate equal to the interest rate payable from time to time under its principal bank revolving credit facility. The proceeds of the loan were used by Mr. Ashrafi to purchase Common Stock from the Company. As of February 26, 2000, the unpaid outstanding balance of the loan was $2,287,607, which includes accrued interest of $53,232.

     Richard L. Goldberg is a member of Proskauer Rose LLP, which rendered legal services to the Company in 1999 and continues to render such services in 2000. Mr. Goldberg is not an officer or employee of the Company.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     David R. Ebsworth, an Executive Vice President of Bayer Corporation, which has relationships and agreements with the Company referred to under "Restructuring Agreements" above and "Certain Transactions" above, was a director of the Company until he resigned on May 19, 1999. Richard L. Goldberg is a member of Proskauer Rose LLP, which rendered legal services to the Company in 1999 and continues to render such services in 2000. Mr. Ebsworth served as a member of the Compensation Committee of the Board of Directors until May 1999, when he was replaced by Harvey Rosenthal. Mr. Goldberg served as a member of the Compensation Committee of the Board of Directors until August 1999, when he was replaced by Dr. Judith Hemberger. None of these directors is or has been an officer or employee of the Company.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires the Company's directors, executive officers and persons who beneficially own more than 10% of the Company's outstanding Common Stock to file with the Commission initial reports of ownership and reports of changes in ownership of the Common Stock. Based solely upon a review of Forms 3, 4 and 5 furnished to the Company with respect to fiscal 1999, the Company believes that its executive officers, directors and beneficial owners of more than 10% of the Company's outstanding Common Stock complied with Section 16(a) filing requirements, except that during 1999, an Initial Report on Form 3 was not timely filed with respect to Whitney K. Stearns, Jr. when he became an executive officer of the Company due to clerical oversight, and the filing of Reports on Form 5 were delayed by one day due to an administrative error.